Exhibit 99.1

STANTEC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Years Ended December 31, 2007, and 2006

CONSOLIDATED FINANCIAL STATEMENTS
Management Report	F-1
Independent Auditors’ Report on Financial Statements	F-2
Independent Auditors’ Report on Internal Controls	F-3
Consolidated Balance Sheets	F-4
Consolidated Statements of Income	F-5
Consolidated Statements of Shareholder’s Equity and Comprehensive Income	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-8

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 20, 2008

This discussion and analysis of Stantec Inc.’s operations and financial position, dated February 20, 2008, should be read in conjunction with the Company’s 2007 audited consolidated financial statements and related notes. Our 2007 audited consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. Note 22 of the audited consolidated financial statements summarizes the principal differences between Canadian GAAP and US GAAP that affect our financial statements. Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference and should not be deemed to be made part of this Management’s Discussion and Analysis.

During the second quarter of 2006, our shareholders approved the subdivision of our common shares on a two-for-one basis. All references to common shares, per share amounts, and stock-based compensation plans in this Management’s Discussion and Analysis have been restated to reflect the stock split on a retroactive basis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our communications often include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Visions, Core Business, and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2008 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

We provide a financial outlook (a type of forward-looking statement) for our business in the Vision, Core Business, and Strategy; Results; and Outlook sections of this report in order to describe management expectations and targets by which we measure our success. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements and financial outlooks require us to make assumptions and are subject to inherent risks and uncertainties. Assumptions about the performance of the Canadian and US economies in 2008 and how this performance will affect our business are material factors we consider in determining our forward-looking statements and are discussed in the Outlook section. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, global capital market activities; fluctuations in interest rates or currency values; our ability to execute our strategic plans or to complete or integrate acquisitions; critical accounting estimates; the effects of war or terrorist activities; the effects of disease or illness on local, national, or international economies; the effects of disruptions to public infrastructure such as transportation or communications; disruptions in power or water supply; industry or worldwide economic or political conditions; regulatory or statutory developments; the effects of competition in the geographic or business areas in which we operate; the actions of management; or technological changes.

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. The Risk Factors section below provides additional information concerning key factors that could cause actual results to differ materially from those projected in our forward-looking statements. Investors and the public

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 20, 2008, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America and the Caribbean, we are able to work as one team providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Delivery.” operating philosophy. We support the services we deliver through local offices with the knowledge and skills of our entire organization. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become a top 10 global design and consulting services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which will result in growth. We intend to continue to pursue a prudent growth plan.

Looking ahead, we plan to gradually and systematically expand our geographic reach outside North America in markets that are best suited and receptive to our services as these services evolve and mature. International work currently accounts for 1% of our business. By 2018 we target to generate up to 20% of our revenue from our international work, most likely by expanding to the United Kingdom, Australia, and New Zealand.

Our business strategy is based on mitigating risk by

•	Diversifying our operations through a focused, three-dimensional business model

•	Serving many clients on many projects

•	Taking on little or no construction risk

•	Positioning ourselves among the top-three service providers in our geographic regions and practice areas

Our focused, three-dimensional business model allows us to manage risk while continuing to increase our revenue and earnings. The model is based on

•	Diversifying our operations across several geographic regions

•	Specializing in distinct but complementary practice areas

•	Providing services in all five phases of the infrastructure and facilities project life cycle (planning, design, construction, maintenance, and decommissioning)

Through our “One Team. Infinite Solutions.” and “Global Expertise. Local Delivery.” operating philosophy and approach to our business and service delivery, we have one reportable GAAP segment—Consulting Services—which is an aggregate of our operating segments. Our operating segments are based on our regional geographic areas, and our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from these geographic areas. In addition, we have practice areas that provide strategic direction, mentoring, and technical support across all of our geographic regions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

The following discussion outlines the three main components of our business model.

Geographic Diversification

Currently, we operate in three main regions in North America—Canada, the US East, and the US West. We also have a small presence in the Caribbean and a project presence in several international locations. Our goal is to position our Company among the top three service providers in each of our regions. Based on our services mix, this generally means achieving a market penetration of 100 employees or $10 million in revenue per 1 million in population. We realize this objective in our existing regions primarily by adding services through organic growth and strategic hiring supplemented by acquisitions. We achieve our target in new regions principally by acquiring and integrating firms that complement our organization supplemented by organic growth and strategic hiring.

Practice Area Specialization

Currently, we provide services in five specialized and distinct practice area groupings—Buildings, Environment, Industrial, Transportation, and Urban Land. Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain long-term client relationships. Our strategy for strengthening this element of our business model is to expand the depth of our expertise in our current practice areas and to selectively add complementary new practice areas to our operations.

Buildings. We provide architectural and engineering design solutions to both private and public sector clients in a wide range of market sectors across North America through two specialist practice areas: 1) Architecture and 2) Buildings Engineering. Our focus is on the architectural and engineering design of buildings from preconception to postcompletion in the health care, retail/commercial, education, sports/recreation, and airports market sectors. Our core services include project and program definition, facilities planning, architectural design, interior design, and structural, mechanical, electrical, and acoustical engineering for both new construction and existing buildings. For existing buildings, we offer expertise in performance engineering, building operating systems (including analysis of exterior envelope, air quality, lighting, and energy efficiency), and ongoing tenant improvements. Over the past few years, our Buildings practice area has also established an industry-wide reputation for leadership in sustainable and integrated design.

In 2007 the Buildings practice area grew through the acquisition of architecture firms in British Columbia and Ontario in Canada and in California in the United States. Going forward, our focus in 2008 and over the next 10 years will be on continuing to build the Buildings practice area, starting with our architecture practice, in the United States and also internationally.

Environment. We provide solutions for water supply and wastewater disposal for communities and industry; planning and permitting infrastructure projects; ecosystem restorations; and soil-structure interaction evaluations through four specialist practice areas: 1) Environmental Infrastructure, 2) Environmental Management, 3) Environmental Remediation, and 4) Geotechnical Engineering. Our core services in these areas include water supply, treatment, storage, and distribution; wastewater collection, pumping, treatment, and disposal; watershed management; environmental site management and remediation; environmental assessment, documentation, and permitting; ecosystem restoration planning and design; subsurface investigation and characterization; and geotechnical engineering.

In 2007 we expanded our Environment practice area through organic growth in our existing geographic locations as well as through the addition of firms (in the fourth quarter of 2007 and at the beginning of 2008) with offices in Maine, New York, Georgia, Indiana, Kentucky, Missouri, Ohio, Pennsylvania, West Virginia, Tennessee, and New Brunswick. In particular, these additions strengthened our capabilities in wastewater collection and disposal, ecosystem restoration, and flood control. We also added a geotechnical engineering capability focused on major civil works, such as dams and levees, bridge foundations, highways, and waterfront structures, as well as an environmental remediation capability focused on services for the energy, manufacturing, chemical, pulp and paper, and transportation industries. In 2008 we will focus on strengthening the Environment practice area by continuing to grow our profile and market share throughout North America, particularly in central Canada, the US Southeast, and California. Over the next 10 years, our goal will be to continue to improve our presence in the environment market in the United States, along with targeting international expansion.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Industrial. We provide industrial solutions to clients in the bio/pharmaceutical, power generation, utilities, mining, automotive, chemical, consumer products, forestry, food and beverage, pulp and paper, and general manufacturing sectors. Our core services include planning, engineering, and project management, which we deliver through five specialist practice areas: 1) Manufacturing, 2) Power, 3) Resources, 4) Bio/Pharmaceuticals, and 5) Program & Project Management. We also provide specialty services in occupational health and safety, system integration, instrumentation and control, electrical energy and power management, facility planning and design, industrial engineering, logistics, materials handling, and commissioning.

In 2007 we strengthened the services this practice area provides for the power and utilities, oil and gas, pulp and paper, food and beverage, mining, and composite wood products sectors through the acquisition of the Neill and Gunter companies in Atlantic Canada and the northeastern United States. We are now a midtier consultant in several of these industries across North America.

To meet our growth objectives going forward and to allow for more focus in some sectors, we reorganized this practice area as of January 1, 2008. The name of the practice area was changed from Industrial & Project Management to Industrial. This change was made to reflect the fact that we provide project management services throughout our organization; these services are not limited to the Industrial practice area. In 2008 we will also focus on strengthening our presence in the power transmission and renewable energy markets as well as pursuing more opportunities in the food and beverage and electronics industries.

Our goal for the next 10 years is to further position our industrial practice as the largest of the midtier consultants with the ability to undertake most projects in the industrial sector with the exception of large turnkey oil and gas projects.

Transportation. We offer solutions for the safe and efficient movement of people and goods, primarily to public sector clients, through one specialist practice area: Transportation. Our core services include project management, planning, engineering, construction administration, and infrastructure management related to the transportation sector. We prepare transportation master plans for communities; conduct transportation investment studies; plan and design airport, transit, rail, and highway facilities; provide administration and support services for the construction of specific projects; and provide ongoing management planning for the safe and efficient upkeep of transportation facilities. Our broad range of expertise is illustrated by our ability to 1) provide specialized services such as state-of-the-art simulation modeling; 2) evaluate the effectiveness of alternative transportation demand and supply management techniques; 3) prepare investment grade revenue studies for funding transportation projects; 4) provide public consultation and environmental assessment skills to build broad public support for infrastructure plans; and 5) design and implement integrated infrastructure/asset management systems for all types of transportation infrastructure.

In 2007 we enhanced our presence in the transportation market in the US East through the acquisition of Vollmer Associates LLP based in New York City.

To improve the integration of our services in this practice area, we merged the two former specialist practice areas of Transportation and Infrastructure Management & Pavement Engineering into one specialist practice area effective January 1, 2008. In 2008 we will also focus on pursuing opportunities for growth in the US West. Our goal over the next 10 years is to strengthen our Transportation practice area by expanding primarily in growing urban areas across North America and by adding more specialized skill sets.

Urban Land. We provide planning, landscape architecture, surveying, engineering, and project management solutions, principally for the land development and real estate industries, through three specialist practice areas: 1) Planning & Landscape Architecture, 2) Urban Land Engineering, and 3) Surveys/Geomatics. Our core services include, or relate to, the development of conceptual and master plans, development approvals and entitlement, infrastructure design, transportation planning, traffic engineering, landscape architecture, construction review, and a wide variety of surveying and geomatics services to support the land development industry and other practice areas.

In 2007 we expanded our expertise in landscape architecture, engineering, and surveys/geomatics in the Urban Land practice area through a number of acquisitions in the US East. Our priority for this practice area in 2008 is to continue to diversify the services we provide for nonresidential development sectors. In the next 10 years, we expect to expand the practice area geographically in the fast-growing parts of the western and southern United States, which will give us an increased presence in Texas, Arizona, Florida, Georgia, and the Carolinas.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Life Cycle Solutions

The third element of our business model is the provision of professional services in all five phases of the project life cycle—planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures (i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners’ representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service type work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance phase, we provide ongoing professional services for maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

Going forward, our strategy is to continue to expand the scope of services we provide in the initial planning stages and during maintenance, allowing us to establish longer-term relationships with clients and to strengthen our full “cradle to grave” approach.

Our three-dimensional business model allows us to provide services to many clients and for many projects, ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our business.

KEY PERFORMANCE DRIVERS AND CAPABILITIES

Our performance depends on our ability to attract and retain qualified people; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe that we are well positioned to continue to be one of the principal providers of professional design and consulting services in our geographic regions.

People
Because we are a professional services firm, the most important driver of our performance is our people. Our employees create the project solutions we deliver to clients. Consequently, to achieve our goal of becoming a top 10 global design firm, we must grow our workforce through a combination of internal hiring and acquisitions. We measure our success in this area by total staff numbers. In 2007 our employee numbers increased to approximately 7,800 from 6,000 in 2006. As at December 31, 2007, our workforce was made up of about 4,100 professionals, 2,600 technical staff, and 1,100 support personnel. We expect our employee numbers to continue to increase in 2008 and beyond.

To attract and retain qualified staff, we offer opportunities to be part of “One Team” working on challenging multidiscipline projects with some of the most talented people in our industry. We are continually strengthening and supporting our people-oriented, “One Team. Infinite Solutions.” culture. In 2007 we completed a number of activities, including the expansion of our Career Development Center with updated content and new in-house programs and training. Launched in 2005, the center is the on-line source for all our learning, coaching and mentoring, and professional and career development resources. It provides access to programs and material on topics such as employee orientation, integration (acquisition) training, people skills and leadership, project management, risk mitigation, business development, and financial management, among others. Going forward, we will continue to update and improve our learning and career development programs in response to the needs of our staff.

To measure our success in attracting and retaining staff, we use tools such as employee engagement surveys, ongoing requests for feedback, and exit interviews. The results of these performance metrics help us develop programs and initiatives for improving and maintaining staff engagement. We also track turnover rates for our staff through our business information system.

Our “diversified portfolio” approach to business, operating in different regions and practice areas, and our “One Team” philosophy, using and sharing the best available staff resources across the Company, generally enable us to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Although there will always be some areas where it will be difficult to find appropriate staff during

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

certain periods, as we increase in size we become better able to address these issues by mobilizing staff from other parts of the Company either through temporary relocation or work sharing. We are continually improving our ability to work on projects from multiple locations through standardized practices and systems, project collaboration, and Web-based technology.

Market Opportunities/Acquisition and Integration

We believe that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Our strategy is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our dynamic Company. Since we became publicly traded on the Toronto Stock Exchange (TSX) in 1994 to date, we have integrated a total of over 6,300 employees into the Stantec team from throughout Canada, the United States, and the Caribbean. In 2007 we completed 11 acquisitions, including four in Canada, which created a new geographic subregion in the Atlantic area, and seven in the United States, which expanded our business into Connecticut, Delaware, Indiana, Kentucky, Missouri, Ohio, Pennsylvania, and West Virginia. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms, most of which are small. According to the Engineering News-Record, the largest 500 engineering and architecture companies headquartered in the United States—our principal competitors—generated over US$70 billion in fees in 2007, about 80% of which was earned in North America and the balance earned internationally. Our share of our current addressable market is about 1%.

The integration of acquired firms begins immediately following the acquisition closing date and generally takes between six months and three years to complete. It involves the implementation of our Company-wide information technology and financial management systems as well as provision of “back office” support services from our corporate and regional offices. This approach allows our new staff to focus on their primary responsibility of continuing to serve clients with minimal interruption while taking advantage of our systems and expertise.

Our acquisition and integration program is managed by a dedicated acquisition team that supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems following an acquisition. This team is complemented and enhanced by other operational staff as appropriate. We measure our success in integrating acquired employees through a postintegration survey and use the survey results to address specific issues and improve future integration activities.

Financing

Our success also depends on our continuing ability to finance our growth plan. Adequate financing gives us the flexibility to acquire firms that are appropriate to our vision and complement our business model. Since we became publicly traded on the TSX in 1994, we have grown our gross revenue at a compound annual rate of 20.0%. To fund such growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes while at opportune times raising additional equity to replenish our cash reserves, pay down debt, or strengthen our balance sheet. To date, we have issued additional shares for these purposes on four occasions—in 1997, 2000, 2002, and 2005. Currently, we have a revolving credit facility, due on August 31, 2010, that provides us with a line of credit of $250 million. Such financing will help us continue to pursue our growth plan.

Market Penetration

Also key to our success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in each of our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract and retain the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and to support regional company infrastructure.

One metric we use to gauge our success with market penetration is staff numbers per population in a region. Generally, we estimate that to be among the top three service providers in any given location we require 100 or more employees serving a population of 1 million people. To date, we calculate that we have a mature market presence (100 or more employees per 1 million in population) in the following provinces and states: Alberta, British Columbia, Manitoba, Maine, New Brunswick, Nova Scotia, Saskatchewan, and Vermont.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

RESULTS

Overall Performance

Highlights for 2007

By executing our business strategy in 2007, we generated strong results for the fiscal year as well as growth in gross revenue, net income, and earnings per share as follows:

	2007	2006	$ Change	% Change
	(In millions of Canadian dollars, except per share amounts)
Gross revenue	954.6	816.1	138.5	17.0%
Net income	69.3	60.2	9.1	15.1%
Earnings per share – basic	1.52	1.34	0.18	13.4%
Earnings per share – diluted	1.50	1.31	0.19	14.5%
Cash flows from operating activities	87.5	93.4	(5.9)	n/m
Cash flows used in investing activities	(135.2)	(15.6)	(119.6)	n/m
Cash flows from (used in) financing activities	33.9	(77.4)	111.3	n/m
n/m = not meaningful

In our 2006 Management’s Discussion and Analysis, we established various ranges of expected performance for 2007. The following table presents the results we achieved in 2007:

Measure	Expected Range	Result Achieved
Debt to equity ratio (note1)	At or below 0.5 to 1	0.19 ✓
Return on equity (note 2)	At or above 14%	16.4% ✓
Net income as % of net revenue	At or above 6%	8.3% ✓
Gross margin as % of net revenue	Between 55 and 57%	56.7% ✓
Administrative and marketing expenses as % of net revenue	Between 40 and 42%	42.3% Ï
Effective income tax rate	Between 32 and 34%	30.1% ✓✓

note 1: Debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, minus cash divided by (2) shareholders’ equity.
note 2: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.
✓✓ Performed better than target
✓ Met target
Ï Did not meet target

In 2007 we met or performed better than our targets for all items except administrative and marketing expenses as a percentage of net revenue, which were 0.3% higher than expected. This variance is explained in the Administrative and Marketing Expenses section below.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

The following highlights the major financial achievements and strategic activities that occurred in 2007, as well as other factors that contributed to our successful financial performance and strong overall financial condition:

•	A year of record results and continued growth. In 2007 we posted record gross revenue, net income, and basic and diluted earnings per share.

▪
Gross revenue for 2007 was $954.6 million compared to $816.1 million in 2006 and $618.0 million in 2005. This result is in line with our previous 10-year goal of achieving $1 billion in revenue in 2008. We expect to exceed this target in the current fiscal year.

▪	Net income for 2007 was $69.3 million compared to $60.2 million in 2006 and $40.6 million in 2005.

▪	Diluted earnings per share for 2007 were $1.50 compared to $1.31 in 2006 and $0.99 in 2005.

The continuing strength of our results reflects the ability of our business model to adapt to changing market conditions throughout North America. During the year, weakness in the residential land market in the United States contributed to a decrease in year-over-year revenue (excluding acquisitions) in our Urban Land practice area compared to 2006. This decline was offset by an increase in organic revenue in our other practice areas, particularly our Industrial and Environment practice areas.

•	Growth through acquisitions. Of the $138.5 million increase in gross revenue from 2006 to 2007, $109.1 million was due to acquisitions completed in 2006 and 2007. We completed 11 acquisitions in 2007.

•
Continued growth. On January 2, 2008, we completed the acquisition of R.D. Zande and Rochester Signal, Inc. On February 1, 2008, we completed the acquisition of SII Holdings, Inc. (Secor). Together, these acquisitions add approximately 1,100 staff to our US operations and increase the depth of the service offerings in our Environment and Transportation practice areas.

•
Strong balance sheet. Our balance sheet remains solid, with cash and cash equivalents of $14.2 million and a debt to equity ratio of 0.19. As at December 31, 2007, $106.5 million of our $160 million credit facility was available for future acquisitions, working capital needs, capital expenditures, and general corporate purposes. During the year, we also negotiated an extension of the due date of our credit facility to August 2010 and renewed our normal course issuer bid with the TSX. Subsequent to December 31, 2007, we were successful in increasing the limit of our credit facility from $160 million to $250 million to provide additional flexibility for continued growth.

•
Additions to leadership. During the year, we announced the appointment of Mark Jackson to the new role of senior vice president and chief operating officer (COO). The COO role was created to oversee the day-to-day management of our operations and to assume the practice responsibilities previously held by our chief executive officer (CEO). This change allows our CEO to focus more time on acquisitions, investor relations, strategic planning, and overall Company leadership in executing our plan to be a top 10 global design firm. Mark, who previously was the practice area leader for our Environment practice area, graduated from the University of Waterloo in 1975 with a bachelor of applied science in civil engineering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

In 2007 Ivor Ruste joined the Company’s board of directors. Mr. Ruste is currently the executive vice president and chief risk officer for EnCana Corporation headquartered in Calgary, Alberta. From 1998 to 2006, he was the managing partner of the Edmonton, Alberta, office of KPMG LLP, and just prior to joining EnCana, he served as the Alberta regional managing partner and vice chair of the KPMG Canadian board of directors.

•
Increased backlog. Consolidated revenue backlog at the end of 2007 was $831 million compared to $685 million at the end of 2006 and $588 million at the end of 2005. The outlook for 2008 remains positive.

•
Strategic initiatives for 2018. During the year, we continued to develop our 2018 strategic plan. Generally, we expect to continue growing our Company by expanding geographically and adding new or complementary practice areas. As we continue to evolve and mature, we will have a more significant presence outside North America. By 2018 we target to generate up to 20% of our revenue from international work.

Acquisitions
Total consideration for acquisition activity was $150.0 million in 2007 and $18.5 million in 2006. In 2007 we completed the following acquisitions:

•	In March 2007, we acquired Nicolson Tamaki Architects Inc., which added 10 staff and supplemented our architecture services in British Columbia, Canada.

•
In April 2007, we acquired Vollmer Associates LLP (Vollmer), which added over 600 staff, established a major presence in New York City, and strengthened our engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the US East.

•
In April 2007, we acquired Land Use Consultants, Inc., adding approximately 20 staff to our existing office in Portland, Maine. This acquisition expanded our landscape architecture and planning services in our northern New England region.

•
In May 2007, we acquired Geller DeVellis Inc., which added over 50 people to our New England operations and strengthened our landscape architecture, planning, and civil engineering design capabilities.

•
In August 2007, we acquired Trico Engineering Consultants, Inc (Trico Engineering), adding approximately 130 staff. This acquisition complemented our presence in Charleston, South Carolina, expanded the depth of our services throughout the southeastern United States, and strengthened our civil engineering, surveying, landscape architecture, and planning capabilities.

•
In September 2007, we acquired Chong Partners Architecture, Inc. (Chong Partners), which added approximately 175 staff. The acquisition of this firm, headquartered in San Francisco, California, with additional offices in Sacramento and San Diego, enhanced our modest existing architecture presence in the United States, particularly in California, and provided a foundation for further expansion of our US architecture practice.

•
In October 2007, we acquired Woodlot Alternatives, Inc., which added approximately 65 staff to our Maine and New England operations. Woodlot Alternatives, Inc. specialized in natural resource assessment, permitting, and environmental engineering.

•
In October 2007, we acquired Neill and Gunter, Incorporated; Neill and Gunter Limited; and Neill and Gunter (Nova Scotia) Limited (the Neill and Gunter companies), which added approximately 650 staff. The acquisition of these companies brought greater depth to our industrial practice, enhanced our operations in New England, and provided access to a new market in Atlantic Canada.

•
In November 2007, we acquired Moore Paterson Architects Inc., adding 17 staff. This firm provided architecture, planning, and project management services on Vancouver Island and the Lower Mainland of British Columbia.

•
In November 2007, we acquired Murphy Hilgers Architects Inc., Brentcliffe Financial Service Inc., and Dekko Studio Inc., which added approximately 55 staff. The acquisition of these firms expanded our operations in Toronto, Ontario, and provided further depth to our expertise in designing health care, judicial, and retail/commercial facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

•
In December 2007, we acquired Fuller, Mossbarger, Scott & May Engineers, Inc. (FMSM) and Leestown Leasing, L.L.C., which added 300 staff; created a presence in Kentucky, Ohio, Missouri, and Indiana; and brought a geotechnical engineering capability to our Company.

As a result of our investment in our enterprise management system in 2003 as well as subsequent enhancements, we were able to begin quickly integrating these acquisitions during 2007. We will continue our integration activities in 2008.

Selected Annual Information

We have demonstrated strong, sustainable financial growth in the last three years as highlighted in the trending of the annual information below:

	Selected Annual Information
	2007	2006	2005
	(In millions of Canadian dollars, except per share and share amounts)
Gross revenue (note 1)	954.6	816.1	618.0
Net income	69.3	60.2	40.6
Earnings per share – basic	1.52	1.34	1.02
Earnings per share – diluted	1.50	1.31	0.99
Cash dividends declared per common share	Nil	Nil	Nil

Total assets	813.6	634.5	628.8
Total long-term debt	96.1	16.2	86.7
Outstanding common shares – as at December 31	45,698,143	45,201,785	44,626,262
Outstanding common shares – as at February 20, 2008	45,637,125
Outstanding share options – as at December 31	1,751,022	1,702,784	1,876,528
Outstanding share options – as at February 20, 2008	1,691,494

note 1: The term gross revenue is defined in the Critical Accounting Estimates, Developments, and Measures section of this Management’s Discussion and Analysis.
note 2: Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

The 11 acquisitions completed in 2007, the three completed in 2006, and the three completed in 2005 contributed to our year-over-year growth in gross revenue, net income, and basic and diluted earnings per share. As well, internal growth contributed $47.1 million to the $138.5 million increase in gross revenue in 2007 compared to 2006.

Balance Sheet. Our balance sheet remained strong in 2007 as shareholders’ equity increased $31.8 million as further described in the Shareholders’ Equity section below. Our total assets increased by $179.1 million from 2006 to 2007. This increase was mainly due to an increase of $81.4 million in goodwill, $65.0 million in accounts receivable and in costs and estimated earnings in excess of billings, $23.1 million in property and equipment, and $9.5 million in intangible assets. These items increased due to internal growth and growth from acquisitions during the year.

During the third quarter of 2007, we conducted our annual goodwill impairment review. The review concluded that there was no impairment of goodwill.

Our total assets increased by $5.7 million from 2005 to 2006. A $15.8 million decrease in current assets was offset by a $21.5 million increase in non-current assets. The decrease in current assets was mainly due to a reduction in restricted cash used to fund acquisitions in 2006, the repayment of acquired debt, and the payment of promissory notes for acquisitions completed in prior years. The increase in non-current assets was mainly due to an $8.8 million increase in goodwill and a $6.5 million increase in property and equipment resulting from internal growth and growth through acquisitions during the year.

Our total liabilities increased by $147.3 million from 2006 to 2007 mainly due to a $43.9 million increase in our revolving credit facility from $8.2 million at December 31, 2006, to $52.1 million at December 31, 2007, in order to finance the acquisitions completed in 2007. In addition, accounts payable and accrued liabilities increased $47.9 million from 2006 to 2007 due to internal growth and growth through acquisitions during the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Our total liabilities decreased $57.2 million from 2005 to 2006 mainly due to the reduction of our revolving credit facility from $79.0 million at December 31, 2005, to $8.2 million at December 31, 2006. We were able to repay our credit facility from cash generated from operations during the year.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

	Percentage of Net Revenue			Percentage Increase*
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Gross revenue	114.9%	115.3%	117.8%	17.0%	32.1%
Net revenue	100.0%	100.0%	100.0%	17.4%	35.0%
Direct payroll costs	43.3%	43.0%	44.7%	18.2%	29.9%
Gross margin	56.7%	57.0%	55.3%	16.7%	39.1%
Administrative and marketing expenses	42.3%	41.3%	40.6%	20.3%	37.1%
Depreciation of property and equipment	2.3%	2.2%	2.4%	22.4%	26.0%
Amortization of intangible assets	0.5%	0.9%	0.5%	(39.3%)	141.2%
Net interest expense	0.2%	0.3%	0.1%	(15.8%)	231.3%
Share of income from associated
companies	0.0%	(0.1%)	0.0%	50.0%	52.4%
Foreign exchange gains	(0.3%)	0.0%	(0.1%)	n/m	(83.5%)
Other income	(0.2%)	(0.2%)	(0.1%)	(20.0%)	319.8%
Income before income taxes	11.9%	12.6%	11.9%	10.9%	43.1%
Income taxes	3.6%	4.1%	4.2%	2.1%	33.7%
Net income	8.3%	8.5%	7.7%	15.1%	48.2%
* % increase calculated based on the dollar change from the comparable period
n/m = not meaningful

Our gross and net revenue grew at a lower rate during 2007 than during 2006 mainly due to the smaller size of the acquisitions that occurred in the second half of 2005 and in the first two quarters of 2006. In particular, the acquisition of the Keith Companies, Inc. (Keith) completed in September 2005 added over 850 people to our Company. In 2007 administrative and marketing expenses grew at greater rates than the rate of growth in revenue as further explained in the Administrative and Marketing Expenses section below. This was offset by declines in the amortization of intangible assets and net interest expense, which are further explained in their respective sections.

Gross and Net Revenue

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for 2007 compared to 2006 and for 2006 compared to 2005. For definitions of gross and net revenue, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this discussion and analysis. Revenue earned by acquired companies in the first 12 months after the acquisition is reported as revenue from acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Gross Revenue	2007 vs. 2006	2006 vs. 2005
	(In millions of Canadian dollars)
Increase (decrease) due to:
Acquisitions growth	109.1	165.4
Internal growth	47.1	46.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(17.7)	(14.0)
Total increase over prior year	138.5	198.1

Net Revenue	2007 vs. 2006	2006 vs. 2005
	(In millions of Canadian dollars)
Increase (decrease) due to:
Acquisitions growth	92.0	148.7
Internal growth	46.5	46.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(15.5)	(12.2)
Total increase over prior year	123.0	183.3

Gross revenue earned in Canada during 2007 increased to $539.3 million from $461.3 million in 2006 and $380.5 million in 2005. Gross revenue generated in the United States in 2007 increased to $405.2 million compared to $348.0 million in 2006 and $233.4 million in 2005. Gross revenue earned outside Canada and the United States in 2007 was $10.1 million compared to $6.8 million in 2006 and $4.1 million in 2005. The increase in revenues in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2007 and 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

The following table summarizes our gross revenue by practice area for 2007, 2006, and 2005:

		% of			% of			% of
		Consulting			Consulting			Consulting
		Services	% Change		Services	% Change		Services
Practice Area Gross		Gross	2007 vs.		Gross	2006 vs.		Gross
Revenue	2007	Revenue	2006	2006	Revenue	2005	2005	Revenue
	(millions of C$)		(millions of C$)			(millions of C$)
Buildings	211.8	22.2%	15.0%	184.2	22.6%	25.0%	147.4	23.9%
Environment	175.9	18.4%	17.7%	149.4	18.3%	44.5%	103.4	16.7%
Industrial	139.0	14.6%	46.6%	94.8	11.6%	39.8%	67.8	11.0%
Transportation	143.1	15.0%	35.0%	106.0	13.0%	17.0%	90.6	14.6%
Urban Land	284.8	29.8%	1.1%	281.7	34.5%	34.9%	208.8	33.8%

Total Consulting Services	954.6	100.0%	17.0%	816.1	100.0%	32.1%	618.0	100.0%

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

		2007 Compared to 2006
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
Practice Area Gross Revenue	Total Change	Acquisitions	Growth	Exchange
		(In millions of Canadian dollars)
Buildings	27.6	17.2	11.7	(1.3)
Environment	26.5	13.1	17.5	(4.1)
Industrial	44.2	11.8	33.8	(1.4)
Transportation	37.1	35.8	4.2	(2.9)
Urban Land	3.1	31.2	(20.1)	(8.0)

Total Consulting Services	138.5	109.1	47.1	(17.7)
		2006 Compared to 2005
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
	Total Change	Acquisitions	Growth	Exchange
		(In millions of Canadian dollars)
Buildings	36.8	38.7	(0.3)	(1.6)
Environment	46.0	32.6	15.7	(2.3)
Industrial	27.0	8.9	19.9	(1.8)
Transportation	15.4	11.7	6.6	(2.9)
Urban Land	72.9	73.5	4.7	(5.3)

Total Consulting Services	198.1	165.4	46.7	(14.0)

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

The following summarizes the acquisitions completed from 2006 to 2007 that affected the acquisition growth of each of our practice areas:

•
Buildings: Carinci Burt Rogers Engineering, Inc. (March 2006); Dufresne-Henry, Inc. (April 2006); Nicolson Tamaki Architects Inc. (March 2007); Vollmer Associates LLP (April 2007); Chong Partners Architecture, Inc. (September 2007); Neill and Gunter companies (October 2007); Moore Paterson Architects Inc. (November 2007); and Murphy Hilgers Architects Inc., Brentcliffe Financial Services Inc., and Dekko Studio Inc.  (November 2007)

•
Environment: Dufresne-Henry, Inc. (April 2006); Vollmer Associates LLP (April 2007); Trico Engineering Consultants Inc. (August 2007); Woodlot Alternatives, Inc. (October, 2007); and Neill and Gunter companies (October 2007)

•	Industrial: Dufresne-Henry, Inc. (April 2006) and Neill and Gunter companies (October 2007)

•	Transportation: Dufresne-Henry, Inc. (April 2006); ACEx Technologies, Inc. (May 2006); Vollmer Associates LLP (April 2007); and Neill and Gunter companies (October 2007)

•
Urban Land: Dufresne-Henry, Inc. (April 2006); Vollmer Associates LLP (April 2007); Land Use Consultants, Inc. (April 2007); Geller DeVellis Inc. (May 2007); and Trico Engineering Consultants Inc. (August 2007)

All of our practice areas generate a portion of their gross revenue in the United States. The strengthening of the Canadian dollar against the US dollar in 2007 compared to 2006 and in 2006 compared to 2005 had a negative impact on the change in gross revenue by practice area year over year. The average exchange rate for the Canadian dollar relative to the US dollar increased by approximately 5.7% from 2006 to 2007 (US$0.88 to US$0.93) and by 6.0% from 2005 to 2006 (US$0.83 to US$0.88).

2007 versus 2006
Buildings. Gross revenue for the Buildings practice area grew by 15.0% from 2006 to 2007. Of the $27.6 million increase in gross revenue in 2007, $17.2 million was due to acquisitions, and $11.7 million was due to internal growth, offset by a foreign exchange impact of $1.3 million. This year was, historically, the strongest year for the Buildings practice area as it continued to secure significant projects and to experience consistently high project volumes. Activity was especially strong in western Canada in both the public and private sectors. For example, in 2007 we secured a contract to provide architecture; planning; landscape architecture; and structural, mechanical, electrical, civil, and transportation engineering services for the development of a 16.2-hectare (40-acre) greenfield site for a new 300-bed acute care hospital in Grand Prairie, Alberta. We also completed an award-winning design of an expansion of the Vancouver International Airport in British Columbia. With a growing presence and project volumes in the United States, we were awarded an assignment to provide design solutions for a renovation of the Sheraton New York Hotel and Towers in New York City. To assist in meeting increased demand for staff, the practice area continued to make use of work-sharing initiatives across the Company in 2007.

We believe that the outlook for our Buildings practice area remains optimistic. With top-tier architecture and buildings engineering practices in Canada, we expect to enhance our architecture presence in the United States, particularly in California, through the integration of Chong.  We also expect this acquisition to be a catalyst for future expansion of our US operations in both architecture and buildings engineering.

Environment. Gross revenue for the Environment practice area grew by 17.7% from 2006 to 2007. Of the $26.5 million increase in gross revenue in 2007, $13.1 million was due to acquisitions, and $17.5 million was due to internal growth, offset by a foreign exchange impact of $4.1 million. The strength demonstrated by the Environment practice area in 2007 was primarily due to the strong economy in western Canada, the procurement of additional work in the public sector in eastern Canada, and development as a top-tier provider of environmental infrastructure expertise in certain areas of Canada and the United States, which gave us the ability to secure larger and more complex projects. For example, in 2007 we completed the design work for the Seymour-Capilano Water Filtration Plant in North Vancouver, British Columbia, which will be the largest greenfield water treatment facility in North

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

America. The project has achieved Leadership in Energy and Environmental Design Gold certification. During the year, the practice area also continued to improve its operating effectiveness in the US East in terms of client selection, project management, and sales efficiency. Continuing concerns in the US West about the inadequacy of existing water supplies due to drought conditions, as well as legal and regulatory activities, translated into new projects in the areas of water supply master planning and water supply facility development, including groundwater, surface water, and recycled water systems.

As backlog continues to grow, the outlook for this practice area for 2008 remains optimistic. With the acquisition of Woodlot Alternatives, Inc. and FMSM in 2007 and of R.D. Zande in January 2008, we established a top-tier presence in the US East in ecosystem restoration capabilities, permitting and compliance for energy projects, integrated watershed management, and urban wet weather infrastructure engineering. The integration of FMSM also brings a new practice in geotechnical engineering specializing in complex subsurface investigation, bridge foundation analysis, and dam and levee design for clients such as the U.S. Army Corps of Engineers. In addition, we believe that opportunities for this practice area will remain positive into 2008 due to the continuing need to rehabilitate or replace aging and inadequate infrastructure, population growth in the United States, and the ongoing regulation of communities’ wet weather storm discharges.

Industrial. Gross revenue for the Industrial practice area grew by 46.6% from 2006 to 2007. Of the $44.2 million increase in gross revenue in 2007, $11.8 million was due to acquisitions, and $33.8 million was due to internal growth, offset by a foreign exchange impact of $1.4 million. The strong internal growth was primarily due to projects secured as a result of the strong economy in Canada, especially in western Canada. In 2007 the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. For example, we continued to work with an international pipeline company, providing engineering design services for major tank terminal facilities. We also secured an assignment to develop facilities and infrastructure for the Athabasca Upgrader in northern Alberta for Total E&P Canada Ltd. In addition, we were selected as one of six firms to complete various projects for the Department of National Defence across Canada over the next five years. This agreement is starting to translate into assignments for our Company. For example, in Q4 07 we secured an assignment to complete the preliminary design and planning of the C-17 hanger at Canadian Forces Base Trenton in Ontario. The revenue from our bio/pharmaceuticals practice continued to grow in 2007 as we completed our work on the development of a world-class oral solid dosage manufacturing facility for Wyeth Pharmaceuticals in Puerto Rico.

We expect the growth in revenue for our Industrial practice area to continue into 2008 as we integrate approximately 650 staff from the Neill and Gunter companies. With the addition of these companies, we believe that the practice area will become a stronger player in the power sector and be better positioned to take on larger projects. The practice area continues to market its expertise to capture more projects in the power transmission and distribution sector as well as opportunities that may arise from an expected increase in construction activity related to the focus on renewable and sustainable energy initiatives (i.e., ethanol, biomass, wind, and solar energy) in North America. The practice area also continues to position itself in the energy and resources sector by pursuing more of the support facilities and infrastructure segment of projects. In addition, given the aging population in North America, we remain optimistic for continued opportunities in the biopharmaceutical sector. Competition for qualified staff, especially in western Canada, is expected to continue into 2008.

Transportation. Gross revenue for the Transportation practice area grew by 35.0% from 2006 to 2007. Of the $37.1 million increase in gross revenue in 2007, $35.8 million was due to acquisitions, and $4.2 million was due to internal growth, offset by a foreign exchange impact of $2.9 million. Through acquisitions and internal growth, our Transportation practice area established a more significant presence in the US East in 2007. In particular, the acquisition of Vollmer in Q2 07 assisted our US East operations in securing new projects during the year. Partly fueled by public concern over infrastructure deficiencies, funding for transportation projects remained strong at all levels of government in 2007, which continued to translate into contracts for our Company. For example, during the year, we secured assignments to provide system integration analysis and planning services for several light rail transit projects in the southern United States. Highlights for our Canadian operations in 2007 were the completion of the southeast leg of Anthony Henday Drive—Edmonton, Alberta’s ring road—and of improvements to the TransCanada Highway through the challenging terrain of Kicking Horse Canyon in British Columbia. Although some projects have been delayed due to increases in construction costs, the outlook for our Transportation practice area remains positive for 2008.

Urban Land. Gross revenue for the Urban Land practice area grew by 1.1% from 2006 to 2007. Of the $3.1 million increase in gross revenue in 2007, $31.2 million was due to acquisitions, offset by a foreign exchange impact of $8.0 million and a decline in revenue from internal growth of $20.1 million. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these operations accounted

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

for approximately 68.8% of our urban land business in 2007. In addition, we have a modest urban land presence in Arizona, Nevada, Utah, Colorado, North Carolina, and Georgia and a small presence in other Canadian markets. Our recent acquisitions in the US Northeast have increased our presence in New England and the Tri-State (New York, New Jersey, and Connecticut) area, and the addition of Trico has strengthened our presence in the southeastern United States and expanded our services further into the coastal areas of the Carolinas.

Revenue for the Urban Land practice area in 2007 was impacted by a decline in housing starts in various parts of the United States, particularly California, offset by an increase in starts in Alberta, Canada. Single-family housing starts in the United States declined in 2007 to the lowest level in the last 15 years. Although acquisitions in 2007 added employees to the practice area, certain of our urban land operations in the United States decreased their staff levels during the year in reaction to the market conditions, resulting in less revenue generated from these operations in 2007 compared to 2006.

The National Association of Home Builders in the United States forecasts that US single-family housing starts will continue to decline in 2008. To mitigate the impact of this decline in activity, we continue to take advantage of work-sharing opportunities by using US-based staff to complete Canadian projects. In addition, we will continue to monitor our short-term backlog and manage our staff levels to match the amount of work available.

2006 versus 2005
Buildings. Gross revenue for the Buildings practice area grew by 25.0% from 2005 to 2006. Of the $36.8 million increase in gross revenue in 2006, $38.7 million was due to acquisitions, offset by a decline in internal growth of $0.3 million and a foreign exchange impact of $1.6 million. In 2006 the Buildings practice area continued to secure larger projects and to experience higher project volumes. In particular, the practice area was very active in western Canada, resulting in a strong backlog. For example, in Q3 06 we secured a multimillion-dollar contract to provide mechanical, electrical, and civil engineering services for the development of an acute care hospital facility—the Legacy project—in Vancouver, British Columbia. In addition, in 2006 we were awarded a multimillion-dollar contract to design a three-module, campus-style facility for a banking institution in Calgary, Alberta. To assist in meeting increased demand for services in 2006, the practice area made use of work-sharing initiatives across the Company.

Environment. Gross revenue for the Environment practice area grew by 44.5% from 2005 to 2006. Of the $46.0 million increase in gross revenue in 2006, $32.6 million was due to acquisitions, and $15.7 million was due to internal growth, offset by a foreign exchange impact of $2.3 million. The Environment practice area remained strong due to larger projects, higher labor utilization rates, and the strong economy in western Canada.

Industrial. Gross revenue for the Industrial practice area grew by 39.8% from 2005 to 2006. Of the $27.0 million increase in gross revenue in 2006, $8.9 million was due to acquisitions, and $19.9 million was due to internal growth, offset by a foreign exchange impact of $1.8 million. The revenue earned from the industrial practice acquired from the Keith acquisition accounted for $8.1 million of the acquisition growth. The internal growth in 2006 was primarily due to securing projects in the oil sands sector in western Canada. For example, in 2006 we completed a multimillion-dollar contract to provide services for the development of facilities and infrastructure for the Fort Hills Oil Sands project in northern Alberta.

Transportation. Gross revenue for the Transportation practice area grew by 17.0% from 2005 to 2006. Of the $15.4 million increase in gross revenue in 2006, $11.7 million was due to acquisitions, and $6.6 million was due to internal growth, offset by a foreign exchange impact of $2.9 million. The implementation of the six-year, US$286.4 billion Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU) signed on August 10, 2005, increased the funds available for transportation projects, which started to translate into contracts for our Company in 2006. For example, during the year, we renewed a five-year, $11 million contract with the U.S. Department of Transportation to conduct long-term pavement performance studies.

Urban Land. Gross revenue for the Urban Land practice area grew by 34.9% from 2005 to 2006. Of the $72.9 million increase in gross revenue in 2006, $73.5 million was due to acquisitions, and $4.7 million was due to internal growth, offset by a foreign exchange impact of $5.3 million. The Keith and Dufresne-Henry, Inc. acquisitions increased our presence in the urban land market in the United States. During 2006, we offered urban land services primarily in Alberta, southern Ontario, and California and had a more modest presence in Arizona, Nevada, Utah, Colorado, North Carolina, and Florida and a small presence in other Canadian and eastern US markets. Our three core regions, which accounted for approximately 75% of our business, were stable or experienced moderate declines in housing starts. Due to our strong market position in these regions, the overall performance of our Urban Land practice area was strong in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section below. Gross margin decreased to 56.7% in 2007 from 57.0% in 2006 and increased from 55.3% in 2005 to 57.0% in 2006. Our gross margin for 2007 fell within the anticipated range of 55 to 57% set out in our 2006 Annual Report. Fluctuations in gross margin from year to year depend on the mix of projects in progress during any year. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, the decline in our gross margin percentage from 2006 to 2007 was partially due to an increase in the revenue earned by the Transportation practice area in the United States compared to Canada. Gross margins on transportation projects in the United States are typically lower than gross margins on transportation projects in Canada.

The increase in our gross margin percentage from 2005 to 2006 was due to

•	Improved markets for our services with corresponding increases in fee rates

•
Improved project management through enhanced staff training and support systems. This improvement was achieved through the expansion of our on-line Learning Resource Center during 2006 with updated content and in-house programs and training in project and financial management.

•
The implementation of an improved system for invoicing project-related administrative costs in 2005. Following this implementation, we continued to reflect these recoveries as part of revenue, but we now report the costs in administrative and marketing expenses. This contributed to both the increased gross margin and the increased administrative and marketing expenses in 2006.

The following table summarizes our gross margin percentages by practice area for 2007, 2006, and 2005:

Practice Area Gross Margin	2007	2006	2005

Buildings	57.7%	57.3%	55.9%
Environment	58.4%	58.1%	56.6%
Industrial	51.2%	50.4%	49.2%
Transportation	53.8%	55.7%	56.1%
Urban Land	58.5%	58.6%	56.1%

Our gross margin percentages improved in all practice areas with the exception of a decline in the Transportation practice area from 2005 to 2007 and a decline in the Urban Land practice area from 2006 to 2007. These decreases can be attributed to the same factors discussed above about the overall decline in our gross margin percentage in 2007.

Administrative and Marketing Expenses

Our administrative and marketing expenses increased $59.3 million from 2006 to 2007. As a percentage of net revenue, our administrative and marketing expenses were 42.3% in 2007 compared to 41.3% in 2006, slightly above our expected range of 40 to 42%. The increase was mainly due to integration activities during the year. In the months following the completion of an acquisition, there can be an increase in staff time charged to administration and marketing due to systems integration and the orientation and integration of newly acquired staff. In 2007 we integrated staff from the 11 acquisitions completed during the year. The largest acquisitions completed in 2007 were of the Neill and Gunter companies, with 650 employees, and Vollmer, with 600 employees. Administrative and marketing expenses were also affected by the following:

•
A $7.6 million increase in bad debt expense in 2007 compared to 2006. Our allowance for doubtful accounts is an estimate that is subject to measurement uncertainty. We adjust the provision quarterly based on historical experience.

•	An increase in the accrual of performance and retention bonuses arising from acquisitions to $5.2 million in 2007 from $3.2 million in 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Administrative and marketing expenses as a percentage of net revenue were 41.3% in 2006 compared to 40.6% in 2005. This increase was mainly due to $3.2 million of performance and retention bonuses arising from acquisitions completed in 2006 and prior years. As well, when we implemented an improved system for invoicing project-related administrative costs in 2005, we continued to reflect these recoveries as part of revenue, but we now report the costs in administrative and marketing expenses. This change in reporting has contributed to both our increased gross margin percentage and increased administrative and marketing expenses in 2006. The 41.3% in 2006 was within the expected range of 40 to 42% set out in our 2005 Annual Report.

Our administrative and marketing expenses may fluctuate from year to year as a result of the amount of non-billable staff time allocated to administration and marketing, which is influenced by the ratio of work carried out on proposals and other non-billable administrative and marketing activities during the year.

Depreciation of Property and Equipment

Depreciation of property and equipment as a percentage of net revenue was 2.3% in 2007, 2.2% in 2006, and 2.4% in 2005. The $3.4 million increase in depreciation from 2006 to 2007 and the $3.2 million increase in depreciation from 2005 to 2006 were primarily due to the addition of property and equipment from acquisitions made in the year.

Amortization of Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired affect the amount of amortization of intangible assets in each year. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years. As a result, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. The following table summarizes the amortization of identifiable intangible assets:

	2007	2006	2005
	(In thousands of Canadian dollars)
Amortization of client relationships	2,384	2,401	1,050
Amortization of backlog	974	3,508	1,349
Other	344	223	143
Total amortization of intangible assets	3,702	6,132	2,542

The decrease of $2.4 million between 2006 and 2007 was primarily due to the backlog balances of Keen Engineering Co. Ltd. (Keen) and CPV Group Architects & Engineers Ltd. (CPV) being fully amortized at the end of 2006 and to the backlog balances of Keith being fully amortized at the beginning of Q2 07. During 2007, $16.1 million in intangible assets was established as a result of the 11 acquisitions completed in the year, of which $1.0 million was amortized in 2007.

The increase of $3.6 million between 2005 and 2006 was primarily due to the intangible assets acquired from the Keith, Keen, and CPV acquisitions in September and October of 2005. Of the $6.1 million amortized in 2006, $4.1 million was related to the Keith acquisition.

Net Interest Expense

The $298,000 decrease in net interest expense in 2007 compared to 2006 was a result of our long-term debt position throughout the second, third, and most of the fourth quarter of 2007 being lower than in 2006, offset by higher interest rates in the first three quarters of 2007 compared to the same period in 2006. Near the end of the fourth quarter of 2007, our long-term debt position exceeded our 2006 position since we accessed our revolving credit facility to finance acquisitions. At December 31, 2006, we had used $8.2 million of our credit facility, and at December 31, 2007, we had used $52.1 million. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary among Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65 or 85 basis points. Our average interest rate was 5.51% at December 31, 2007, compared to 6.0% at December 31, 2006. We estimate that, based on our loan balance at December 31, 2007, a 1% change in interest rates would impact our annual earnings per share by less than $0.01.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

The increase of $1.3 million in net interest expense in 2006 compared to 2005 was a result of our long-term debt balance throughout the first two quarters of 2006 being higher than in the same period in 2005 and the prevailing interest rates in 2006 being higher than in 2005. Near the end of the third quarter of 2005, we accessed our revolving credit facility to finance the Keith acquisition. In 2006 we repaid our credit facility using cash generated from operations. Our average interest rate was 6.0% at December 31, 2006, compared to 4.34% at December 31, 2005.

Foreign Exchange Gains

We reported a foreign exchange gain of $2.5 million in 2007 compared to $0.1 million in 2006 and $0.4 million in 2005. These foreign exchange gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

The exchange gains reported from 2005 to 2007 arose on transactions related to the financing of acquisitions. By entering into these transactions, there was a period when our US-dollar-denominated liabilities exceeded our US-dollar-denominated assets while the Canadian dollar strengthened, resulting in exchange gains. In 2007 the exchange rate rose from US$0.86 at the beginning of the year to US$1.01 at the end of the year.

As at December 31, 2007, we had entered into a foreign currency forward contract that provided for the purchase of US$34.1 million on January 24, 2008, at the rate of 0.9804 per US dollar. The fair value of this contract, estimated using market rates at December 31, 2007, was a gain of $0.4 million.

Income Taxes

Our effective income tax rate for 2007 was 30.1% compared to 32.7% for 2006 and 35.0% for 2005. Our 2007 effective tax rate fell below the expected range of 32.0 to 34.0% set out in our 2006 Management’s Discussion and Analysis. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. Based on these factors, in Q3 07 we estimated that our effective tax rate would be 33%. During Q4 07, the following items reduced our effective rate to 30.1% for the year:

•
We earned more income in Canada than anticipated, and after deducting internal financing costs, we incurred losses in our US-based subsidiaries. Since our Canadian income is taxed at lower income tax rates than income earned in the United States, the impact of this shift in income reduced our overall effective tax rate.

•
In 2006 the Quebec government enacted Bill 15 to amend the Quebec Taxation Act, legislation that retroactively eliminated the benefit of certain financing trust arrangements. Subsequent to year-end, we accepted a compliance proposal from the Canadian Revenue Agency related to this retroactive legislation. This proposal resulted in a reduction of approximately $662,000 of tax, which we recorded as an additional expense in 2006.

•
Income tax rate reductions were enacted in certain of our tax jurisdictions. Since we were in a net future income tax liability position in these jurisdictions, these reductions in carrying value resulted in a recovery of future taxes.

Our effective tax rate for 2006 was 32.7% compared to 35.0% for 2005. As a result of the Quebec government enacting Bill 15 as described above, we recorded an additional $1.0 million of income tax expense in Q2 06. The impact of this increase was offset by the relative amount of income earned in our low tax rate jurisdictions, resulting in an effective income tax rate that was below the middle of our expected range for 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Fourth Quarter Results and Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years:

	Quarterly Operating Results
	(In millions of Canadian dollars, except per share amounts)
	2007				2006
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Gross revenue	258.3	235.3	244.7	216.3	211.8	210.2	208.8	185.3
Net revenue	215.9	207.0	215.7	192.3	180.6	182.0	182.2	163.1
Net income	19.0	17.4	17.5	15.4	15.6	16.5	16.7	11.4
EPS – basic	0.42	0.38	0.38	0.34	0.35	0.36	0.37	0.25
EPS – diluted	0.41	0.38	0.38	0.33	0.34	0.36	0.36	0.25

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following items impact the comparability of our quarterly results:

	Q4 07 vs. Q4 06	Q3 07 vs. Q3 06	Q2 07 vs. Q2 06	Q1 07 vs. Q1 06
	(In millions of Canadian dollars)
Increase (decrease) in gross revenue due to:
Acquisition growth	46.5	27.4	22.3	12.9
Internal growth	11.6	3.5	15.2	16.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(11.6)	(5.8)	(1.6)	1.3
Total increase in gross revenue	46.5	25.1	35.9	31.0

Fourth Quarter Results

As indicated in the tables above, during Q4 07, our gross revenue increased by $46.5 million, or 22.0%, to $258.3 million compared to $211.8 million for the same period in 2006. Approximately $46.5 million of this increase resulted from acquisitions completed in 2006 and 2007 and internal growth of $11.6 million, offset by a foreign exchange impact of $11.6 million due to the strengthening of the Canadian dollar during 2007.

The following table summarizes our key operating results for Q4 07 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

	Quarter ended Dec 31
	% of Net Revenue		% Increase*
	2007	2006	2007 vs. 2006

Gross revenue	119.6%	117.3%	22.0%
Net revenue	100.0%	100.0%	19.5%
Direct payroll costs	42.5%	41.7%	21.9%
Gross margin	57.5%	58.3%	17.8%
Administrative and marketing expenses	43.5%	43.4%	19.8%
Depreciation of property and equipment	2.7%	2.4%	39.5%
Amortization of intangible assets	0.5%	0.7%	(15.4%)
Net interest expense	0.4%	0.0%	n/m
Share of income from associated companies	(0.1%)	(0.1%)	0.0%
Foreign exchange gains	(0.5%)	0.0%	n/m
Other income	(0.1%)	(0.1%)	200.0%
Income before income taxes	11.1%	12.0%	10.6%
Income taxes	2.3%	3.4%	(18.0%)
Net income for the period	8.8%	8.7%	21.8%
* % increase calculated based on the dollar change from the comparable period
n/m = not meaningful

Net income during Q4 07 increased by $3.4 million, or 21.8%, from the same period in 2006. Basic earnings per share in Q4 07 increased by $0.07, or 20.0%, compared to the same period in Q4 06. Net income during Q4 07 was positively affected by the growth in gross revenue and a $1.1 million decline in income tax expense. Our income tax expense in Q4 07 was positively impacted by the enacted reduction in income tax rates in certain of our tax jurisdictions and the recovery of income tax previously provided for as a result of the Quebec tax settlement. In addition, we earned more income in Canada than anticipated, and after deducting internal financing costs, we incurred losses in our US-based subsidiaries. Since our Canadian income is taxed at lower income tax rates than income earned in the United States, the impact of this shift in income reduced our overall effective tax rate.

Net income in Q4 07 compared to Q4 06 was negatively impacted by a $15.5 million increase in administrative and marketing expenses due to our focus on the integration of approximately 790 staff from the acquisition of Woodlot Alternatives, Inc., the Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., Brentcliffe Financial Services Inc., and Dekko Studio Inc. during the quarter and on the continued integration of staff added through acquisitions during the year. Acquired staff are required to learn new practices and processes and understand new systems, and such a learning curve can result in decreased productivity until the learning is complete. As well, depreciation increased $1.7 million in Q4 07 compared to Q4 06 due to the inclusion of property and equipment from companies acquired in the quarter and year to date.

Our gross margin percentage was 57.5% in Q4 07 compared to 58.3% in Q4 06. Because of the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in our gross margin percentage from period to period depending on the mix of projects during any quarter.

The following table summarizes the growth in gross revenue by practice area in the fourth quarter of 2007 compared to the same period in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

			Quarter Ended December 31
				Change Due	Change Due	Change Due
				to	to Internal	to Foreign
Practice Area Gross Revenue	2007	2006	Total Change	Acquisitions	Growth	Exchange
			(In millions of Canadian dollars)
Buildings	60.5	46.9	13.6	9.8	4.4	(0.7)
Environment	44.2	42.5	1.7	4.1	0.3	(2.7)
Industrial	45.3	27.6	17.7	11.5	7.3	(1.0)
Transportation	40.2	24.9	15.3	9.2	7.8	(1.8)
Urban Land	68.1	69.9	(1.8)	11.9	(8.2)	(5.4)
Total Consulting Services	258.3	211.8	46.5	46.5	11.6	(11.6)

The $11.6 million internal growth in revenue was net of a decline of $8.2 million in the Urban Land practice area. This practice area continued to be impacted by a decline in housing starts in various parts of the United States, particularly California. Although acquisitions in 2007 added employees to this practice area, certain of our urban land operations in the United States decreased their staff levels in Q4 07 in reaction to the weaker market conditions.

Quarterly Trends

During Q1 07, our gross revenue grew by $31.0 million, or 16.7%, to $216.3 million compared to $185.3 million for the same period in 2006. Approximately $12.9 million of this increase resulted from acquisitions completed in 2006, $16.8 million in internal growth, and a $1.3 million positive impact from foreign exchange due to the weaker Canadian dollar in Q1 07 compared to Q1 06. Net income increased by $4.0 million, or 35.1%, in Q1 07 compared to the same period in 2006, and basic earnings per share increased by $0.09 compared to the same period last year. The increase in net income was mainly due to our amortization of intangible assets and net interest expense being lower than in the same period in 2006. As well, our gross margin percentage was higher than anticipated due to the mix and type of projects completed during the quarter.

During Q2 07, our gross revenue increased by $35.9 million, or 17.2%, to $244.7 million compared to $208.8 million for the same period in 2006. Approximately $22.3 million of this increase resulted from acquisitions completed in 2006 and 2007 and $15.2 million in internal growth, offset by $1.6 million in foreign exchange due to the stronger Canadian dollar in Q2 07 compared to Q2 06. Net income increased by $0.8 million, or 4.8%, in Q2 07 compared to the same period in 2006, and basic earnings per share increased by $0.01 compared to the same period last year. Net income did not increase in line with net revenue due to an increase in administrative and marketing expenses in Q2 07 because of our focus on the integration of approximately 670 staff from the acquisition of Vollmer, Land Use Consultants, Inc., and Geller. In addition, we incurred $2.8 million in bad debt expense in Q2 07 compared to Q2 06 as a result of an adjustment to our provision based on historical experience. We also incurred a $2.2 million expense for self-insured professional liabilities claims in Q2 07 versus a $1.0 million recovery in Q2 06. Our claims expense fluctuates based on the results of actuarial reviews as well as the timing of the initiation and settlement of claims.

During Q3 07, our gross revenue increased by $25.1 million, or 11.9%, to $235.3 million compared to $210.2 million for the same period in 2006. Approximately $27.4 million of this increase resulted from acquisitions completed in 2006 and 2007 and $3.5 million in internal growth, offset by $5.8 million in foreign exchange due to the stronger Canadian dollar in Q3 07 compared to Q3 06. Net income increased by $0.9 million, or 5.5%, in Q3 07 compared to the same period in 2006, and basic earnings per share increased by $0.02 compared to the same period last year. As in Q2 07, net income did not increase in line with net revenue due to an increase in administrative and marketing expenses in Q3 07 due to our focus on the integration of approximately 300 staff from the acquisition of Trico Engineering and Chong Partners during the quarter and on the continued integration of more than 970 staff acquired year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Liquidity and Capital Resources

The following table represents summarized working capital information as at December 31, 2007, compared to December 31, 2006:

	Dec 31, 2007	Dec 31, 2006	Change
	(In millions of Canadian dollars, except ratio)
Current assets	323.2	264.6	58.6
Current liabilities	(232.7)	(159.7)	(73.0)
Working capital (note 1)	90.5	104.9	(14.4)
Current ratio	1.39	1.66	n/a
note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities.
note 2: Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

Our cash flows from operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	2007	2006	2005	$ Change 2007 vs. 2006	$ Change 2006 vs. 2005
	(In millions of Canadian dollars)
Cash flows from operating activities	87.5	93.4	57.3	(5.9)	36.1
Cash flows used in investing activities	(135.2)	(15.6)	(114.6)	(119.6)	99.0
Cash flows from (used in) financing activities	33.9	(77.4)	47.9	111.3	(125.3)

Our liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $250 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, and sustaining capital spending on property and equipment.

We believe that internally generated cash flows, supplemented by borrowing from existing financing sources, if necessary, will be sufficient to cover our normal operating and capital expenditures and anticipated acquisition growth activities in 2008. We continue to manage according to our internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1. Confidence in our ability to generate cash from operations was demonstrated by our success in negotiating an increase in the limit of our existing revolving credit facility from $160 to $250 million. As well, we believe that the design of our business model reduces the impact of changing market conditions on our operating cash flows. At this time, we do not reasonably expect any presently known trends or uncertainty to affect our ability to access our historical sources of cash. We do not invest in any asset-backed commercial paper and, therefore, do not consider that we are exposed to current uncertainties in the marketplace.

Working Capital

Our working capital at the end of 2007 was $90.5 million compared to $104.9 million in 2006. Current assets increased by $58.6 million, and current liabilities increased by $73.0 million. The increase in current assets was mainly due to a $41.1 million increase in accounts receivable, net of allowance for doubtful accounts, and a $23.9 million increase in costs and estimated earnings in excess of billings (work in progress). These increases resulted from internal growth and growth from acquisitions during the year and were partly offset by a $14.2 million decrease in cash and cash equivalents used for operating and acquisition purposes.

The $73.0 million increase in current liabilities from 2006 to 2007 was mainly due to a $47.9 million increase in accounts payable and accrued liabilities. This increase was the result of internal growth and growth from acquisitions

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

during the year. As well, the current portion of long-term debt increased by $17.4 million due to promissory notes used to finance various acquisitions coming due in 2008.

In 2006 our current ratio was higher than in 2007 mainly due to the availability of cash and cash equivalents, which was subsequently drawn down in 2007 for operating and acquisition purposes. As well, in 2006 there were fewer promissory notes from acquisitions becoming due within one year.

Cash Flows From Operating Activities

Our cash flows from operating activities decreased by $5.9 million in 2007 from 2006 and increased by $36.1 million from 2005 to 2006. Our cash flows from operating activities declined in 2007 due to a net decrease of $13.2 million in cash receipts from clients less cash paid to suppliers and employees. In 2006 cash receipts from clients less cash paid to suppliers and employees were high due to additional revenue generated by acquisitions completed in the second half of 2005. The successful integration of these acquisitions resulted in a reduction in our combined investment in accounts receivable and costs and estimated earnings in excess of billings from 101 days of revenue at the end of 2005 to 92 days at the end of 2006. In 2007 our combined investment in accounts receivable and costs and estimated earnings in excess of billings was 94 days of revenue.

Positively impacting our operating cash flows in 2007 was a $3.9 million decrease in income taxes paid in 2007 compared to 2006 due to a decrease in the income tax installments required in 2007.

Cash Flows Used In Investing Activities

Cash flows used in investing activities increased by $119.6 million from 2006 to 2007 and decreased by $99.0 million from 2005 to 2006. In 2007 we used $105.4 million to finance the 11 acquisitions completed during the year versus using $12.2 million in 2006 and $100.4 million in 2005. The use of cash and cash equivalents for acquisitions in 2006 was also offset by a drawdown of restricted cash acquired in connection with the Keith acquisition.

Our investment activities in 2007 compared to 2006 also included an $8.4 million increase in purchases of property and equipment. One factor that contributed to this increase was $8.1 million spent on improvements made to our Toronto, Ontario; Markham, Ontario; Vancouver, British Columbia; and Edmonton, Alberta, offices. Our 2006 investment activities increased compared to 2005 due to the use of $2.9 million for improvements to our offices in Vancouver, British Columbia, and Edmonton, Alberta.

As a professional services organization, we are not capital intensive. Our capital expenditures have historically been made primarily for property and equipment including such items as leasehold improvements, computer equipment and business information systems software, furniture, and other office and field equipment. Our cash outflows for property and equipment were $27.3 million, $18.9 million, and $17.0 million in each of 2007, 2006, and 2005, respectively. Our capital expenditures during 2007 were financed by cash flows from operations. We expect our total capital expenditures in 2008 to be in the range of $27 to $30 million, excluding capital acquired from acquisitions.

Cash Flows From (Used In) Financing Activities

Our cash flows from financing activities increased by $111.3 million from 2006 to 2007 and decreased by $125.3 million from 2005 to 2006. In 2007 we generated sufficient cash from our operations to reduce the amount outstanding on our credit facility by $78.5 million and repay $6.3 million of our acquired debt. However, during the year, we also accessed our credit facility for acquisition purposes. As at December 31, 2007, $106.5 million of our credit facility was available for future use. As well, we used $0.3 million to repurchase shares under our normal course issuer bid in 2007. The above use of cash was offset by $1.9 million generated from options exercised during the year.

In 2006 we generated sufficient cash from our operations to reduce the amount outstanding on our credit facility by $85.6 million and repay $1.8 million of our acquired debt. At December 31, 2006, $149.9 million of our credit facility was available for future use. As well, we used $1.0 million to repurchase shares under our normal course issuer bid in 2006. The above use of cash was offset by $1.9 million generated from options exercised during the year.

Our credit facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65 or 85 basis points. The average interest rate on the amounts outstanding at December 31, 2007, was 5.51%. We are subject to financial and operating covenants related to our credit facility. Failure to meet the terms of

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of the debt obligation. We were in compliance with these covenants as at and throughout the year ended December 31, 2007.

Subsequent to December 31, 2007, we were successful in reaching an agreement with our lenders to increase our revolving credit facility from $160 million to $250 million as further described in the Subsequent Events section below.

Shareholders’ Equity

Our shareholders’ equity increased by $31.8 million in 2007 and by $62.8 million in 2006. The following table summarizes the reasons for these increases:

	2007	2006
	(In millions of Canadian dollars)

Beginning shareholders’ equity (before change in accounting policy)	410.9	348.1
Change in accounting policy	0.5	0.0
Beginning shareholders’ equity	411.4	348.1

Net income for the year	69.3	60.2
Currency translation adjustments	(45.7)	0.7
Shares issued on acquisition	3.4	0.0
Recognition of fair value of stock-based compensation	2.1	1.6
Share options exercised for cash	1.9	1.9
Shares repurchased under normal course issuer bid	(0.3)	(1.0)
Other	0.6	(0.6)
Total change	31.3	62.8

Ending shareholders’ equity	442.7	410.9

The change arising on the translation of our US-based subsidiaries in 2007 was $45.7 million compared to $0.7 million in 2006. The change in 2007 was due to the strengthening of the Canadian dollar—from US$0.86 to US$1.01—during the year. In 2006 the Canadian dollar was valued at US$0.86 at both the end and beginning of the year.

In 2007, under our Company’s share option plan and as part of our incentive program, our Board of Directors granted 467,500 stock options to various officers and employees of the Company (471,000 options were granted in 2006). These options vest equally over a three-year period and have a contractual life of seven years from the grant date.

Our normal course issuer bid on the TSX was renewed in 2007 and allows us to repurchase up to 2,279,496 of our common shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. In 2007 we purchased 9,200 common shares at an average price of $31.91 per share for an aggregate price of $0.3 million. In 2006 we purchased 51,600 common shares at an average price of $19.69 per share for an aggregate price of $1.0 million.

In October 2007, we issued 96,925 of our common shares as part of the consideration for the purchase of the Neill and Gunter companies. The $3.4 million in consideration was based on the average of the closing price of our common shares on the TSX for five trading days around the acquisition date.

Other

Outstanding Share Data

As at December 31, 2007, there were 45,698,143 common shares and 1,751,022 share options outstanding. During the period of December 31, 2007, to February 20, 2008, 112,400 shares were repurchased under our normal course issuer bid; 47,862 share options were exercised; 11,666 share options were forfeited; and 3,520 common shares were issued upon the vesting of restricted shares issued on the Keith acquisition. As at February 20, 2008, there were 45,637,125 common shares and 1,691,494 share options outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments as of December 31, 2007:

		Payment Due by Period
		Less than 1			After 5
Contractual Obligations	Total	year	1-3 years	4-5 years	years
		(In millions of Canadian dollars)
Long-term debt	96.1	21.6	74.3	0.1	0.1
Interest on debt	10.8	4.9	5.9	-	-
Other liabilities	3.2	0.5	-	-	2.7
Operating lease commitments	299.2	49.8	86.3	64.4	98.7
Total contractual obligations	409.3	76.8	166.5	64.5	101.5

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows From Financing Activities section. Our operating lease commitments include obligations under office space rental agreements, and our other liabilities primarily include amounts payable under our deferred share unit plan.

Off-Balance Sheet Arrangements

As of December 31, 2007, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $1.9 million that expire at various dates before October 2009. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. In addition, we indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred as a result of various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Market Risk

We are exposed to various market factors that can affect our performance, primarily with respect to currency and interest rates.

Currency. Because a significant portion of our revenue and expenses is generated or incurred in US dollars, we face the challenge of dealing with fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. In addition, the impact of exchange rates on the balance sheet accounts of subsidiaries located outside Canada and the United States will affect our operating results. We also continue to be exposed to exchange rate risk for the US-dollar and other foreign currency-denominated balance sheet items carried by our Canadian, US, and international operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Interest Rate. Changes in interest rates also present a risk to our performance. Our credit facility carries a floating rate of interest. We estimate that, based on our balance at December 31, 2007, a 1% change in interest rates would impact our earnings per share by less than $0.01.

Related-Party Transactions

We have not entered into any related-party transactions as defined in Section 3840 of the Canadian Institute of Chartered Accountants (CICA) Handbook.

OUTLOOK

The following table summarizes our expectations for the coming year:

Measure	Expected Range
Debt to equity ratio (note 1)	At or below 0.5 to 1
Return on equity (note 2)	At or above 14%
Net income as % of net revenue	At or above 6%
Gross margin as % of net revenue	Between 55 and 57%
Administrative and marketing expenses as % of net revenue	Between 41.5 and 43.5%
Effective income tax rate	Between 29 and 31%

note 1: Debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash divided by (2) shareholders’ equity.
note 2: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.

We have revised our targets for our administrative and marketing expenses and for our effective income tax rate for 2008. Fluctuations in our actual performance occur due to the particular client and project mix achieved as well as the number of acquisitions completed in a year. Some targets, such as debt to equity ratio, could be impacted and potentially exceeded by completing an opportune larger acquisition that increases our debt level above our target for a period of time.

The infrastructure and facilities market in North America, our principal area of operation, is large and is estimated to generate over US$70 billion in revenue for our addressable market. The North American market is also diverse, consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors. Overall, we expect the outlook for professional services in our key markets and practice areas to remain positive, with continuing robust private and public sector spending on the development of new and the rehabilitation of existing infrastructure. We base this expectation on a variety of factors as described below.

Canada

The outlook for Canada, particularly western Canada, remains strong for 2008. According to the Conference Board of Canada, the Canadian real gross domestic product (GDP) is expected to grow by 2.8% in 2008 and by 3.0% in 2009. We believe that the infrastructure gap will keep spending growth strong in the infrastructure and facilities industry, with 59% of Canada’s infrastructure aging beyond the 40-year mark. The following factors are evidence of a positive Canadian outlook for 2008 in areas that directly impact infrastructure spending:

•
High energy prices are spurring investment in the oil and gas construction segment in Canada. Much of this investment is in Alberta’s oil sands, where spending is estimated to reach $150 billion in the next decade.

•
Although the manufacturing industry was negatively affected by the rising Canadian dollar in the last two quarters of 2007, third quarter profit margins for the industry remained healthy at 6.5%. The rising Canadian dollar has supported increased investment in the machinery and equipment sector, which is expected to reach 7.8% in 2008 and to decline slightly to 6.9% in 2009. Both of these factors have helped to ease concerns about the outlook for the manufacturing industry in 2008 and the increased valuation of the Canadian dollar relative to the US dollar. In addition, the federal government’s corporate income tax cuts

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

and accelerated capital consumption allowances for manufacturers have helped to bolster confidence in the industry.

•
Governments and the public are becoming increasingly aware of environmental issues as well as sustainable design and development. This awareness includes, for instance, an increased interest in the development of buildings and facilities that require less energy for operation and have a reduced ecological impact, as well as improvements to water, water distribution, and water treatment infrastructure. Recognition of the need for these initiatives has come at the federal level in the Canadian government’s new “Building Canada” infrastructure investment plan, which supports infrastructure development with a focus on a cleaner environment and more prosperous communities. The British Columbia government has also announced a $14 billion plan aimed at expanding public transit systems in the province and reducing greenhouse gas emissions. Implementation of this plan is expected to be completed by 2020. It will expand the rapid transit lines in the Greater Vancouver Area and add high-capacity, energy-efficient, and clean-energy buses to transit systems in metropolitan areas across British Columbia. We believe that we are well positioned to capture opportunities in these areas, since we have developed expertise in delivering sustainable design services.

•
Expenditures on electricity are expected to increase nationally as investments continue to be made in wind power and the development and maintenance of hydroelectric projects. For instance, the Ontario government has committed to replacing all coal-fired energy generation, which currently makes up 20% of the province’s power, in the earliest practical time frame, which is forecasted to be in the next 10 years. Alternatives being proposed include the use of renewable supply methods, nuclear power generation, natural gas power generation, and conservation. The Ontario government has also proposed undertaking a number of transmission projects to strengthen its transmission system and accommodate its power generation goals.

•
According to the Canadian Mortgage and Housing Corporation, housing starts are expected to decrease in 2008 but to remain strong by historical standards. Single detached home starts are expected to decrease by 8.1% to 107,500 units, while all residential construction home starts will stay above 200,000 units for the seventh consecutive year.

•
The Canadian government’s new Building Canada infrastructure plan, announced in 2007, is to provide a long-term investment of $33.0 billion in infrastructure. The program outlines a seven-year plan for infrastructure spending in the areas of transportation, gateways and border crossings, connectivity and broadband technology, water and wastewater, solid waste management, renewable energy, disaster mitigation, brownfield redevelopment, and sports and culture.

United States

The general outlook for the United States is less optimistic due to the declining housing market and the slowdown of the economy. The Congressional Budget Office anticipates in its Budget and Economic Outlook that the US GDP will grow by 1.7% in 2008 due to slower consumer spending brought on by higher energy prices, weak consumer confidence, and higher debt levels. In 2009, with a recovering housing market and strong exports, US GDP growth is expected to strengthen to 2.8%. The following factors support our outlook for 2008:

•
The manufacturing industry is expected to be weaker in 2008 as consumer spending decreases and job losses affect the industry. This weakness may be mitigated in part by the expected double-digit growth of US exports due to the weaker US dollar. Although industrial output does appear to be slowing, there are still companies that need to expand their warehousing and manufacturing facilities.

•	The implementation of the six-year, US$286.4 billion SAFETEA-LU, which was passed into law on August 10, 2005, continues to support transportation projects.

•
The housing market is forecasted to continue to decline in 2008, with seasonally adjusted annual rates of single-family housing starts expected to bottom out at around 780,000 units. This decline is expected to be moderate, and the market is forecasted to begin showing positive growth in 2009. We continue to have a strong market position in the regions we service; however, in 2008 we will continue to monitor our short-term backlog and manage our staff levels to match the amount of work available.

Supported by this overall market outlook for our practice areas, we plan to continue to grow our operations through a combination of internal organic growth and acquisitions. We continue to target to achieve a long-term average

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

annual compound growth rate of 15 to 20% for gross revenue—a target we have realized since our initial public offering in 1994. Continued growth allows us to enhance the depth of our expertise, broaden our service offerings, provide expanded opportunities for our employees, and lever our information technology and other “back office” systems. Our ability to grow at this rate depends on the availability of acquisition opportunities. To date, locating available acquisition candidates has not been an issue, and we do not expect it to become one since our industry is made up of many small to midsize firms and there is a consolidation trend occurring as smaller firms desire to join larger, more stable organizations. Because it is important to find an appropriate cultural fit and complementary services, the process of courting an acquisition can extend over months or even years. Consequently, at any one time we are engaged in discussions with as many as 30 or more firms.

We expect to support our targeted level of growth using a combination of cash flows from operations and additional financing.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make various estimates and assumptions. The notes to our December 31, 2007, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important because they require the most difficult, subjective, and complex management judgments. However, because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Caution Regarding Forward-Looking Statements and Risk Factors sections of this discussion and analysis.

Revenue and Cost Recognition Estimates on Contracts. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based upon the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we would have over- or underrecognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which they are made and would affect our revenue and cost and estimated earnings in excess of billings.

Goodwill. Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value of the reporting unit to the estimated fair value to ensure that the fair value is greater than the carrying value. We arrive at the estimated fair value of a reporting unit using valuation methods such as discounted cash flow analysis. These valuation methods employ a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples. Estimating the fair value of a reporting unit is a subjective process and requires the use of our best judgments. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an impairment loss in future periods, which would decrease our goodwill assets and increase our reported expenses.

Provision for Doubtful Accounts. We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. A provision is established when the likelihood of collecting the account has significantly diminished. Future collections of receivables that differ from our current estimates would affect the results of our operations in future periods as well as our accounts receivable and general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

Self-Insured Liabilities. We self-insure certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using our assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and may result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and would increase our self-insured liability and reported expenses.

Income Taxes. Our income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions in Canada and the United States. Our effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of future tax assets and liabilities. Our income tax expense reflects an estimate of the cash taxes we expect to pay for the current year, as well as a provision for changes arising in the values of future tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, our expectations about future operating results, and possible audits of our tax filings by regulatory authorities. We assess the likelihood of recovering value from future tax assets, such as loss carryforwards, on a regular basis, as well as the future tax depreciation of capital assets, and may establish a valuation provision. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an adjustment in future periods that would increase or decrease our future income tax asset or liability and increase or decrease our income tax expense.

Long-Lived Assets and Intangibles. We regularly review long-lived assets and intangible assets with finite lives when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows, and the measurement of impairment loss is based on the fair value of the asset. To determine recoverability, we compare the estimated undiscounted future cash flows projected to be generated by these assets to their respective carrying value. In performing this analysis, we make estimates or assumptions about factors such as current and future contracts with clients, margins, market conditions, and the useful life of an asset. If our estimates or assumptions change from those used in our current analysis, we may be required to recognize an impairment loss in future periods that would decrease our long-lived and intangible assets and increase our reported expenses.

Liabilities for Lease Exit Activities. We accrue charges when closing offices in existing operations or finalizing plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in these liabilities is the present value of the remaining lease payments reduced by estimated sublease rentals that can reasonably be obtained. These provisions are based on our estimates and reflect plans in place at the time the liability is recorded. If actual sublease payments and rental circumstances change from our original estimate, the liability will change, and we will be required to increase or decrease it and adjust goodwill or reported expenses depending on whether the adjustment relates to a liability established pursuant to an acquisition.

Business Combinations—Purchase Price Allocation. In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The allocation of the purchase price for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, revenue growth rates, expected operating income, discount rates, and earning multiples. If our estimates or assumptions change prior to finalizing the purchase price allocation for a transaction, a revision to the purchase price allocation or the carrying value of the related assets and liabilities acquired may impact our net income in future periods. We are currently in the process of finalizing the purchase price allocation for the Vollmer, Geller DeVellis Inc., Trico Engineering, Chong Partners, Woodlot Alternatives, Inc., Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., Brentcliffe Financial Services Inc., Dekko Studio Inc., FMSM, and Leestown Leasing, L.L.C. acquisitions.

Accounting Developments

Canadian

Financial Instruments, Equity, and Comprehensive Income. Effective January 1, 2007, we adopted the CICA Handbook Section 3855, “Financial Instruments—Recognition and Measurement;” Section 1530, “Comprehensive Income;” and Section 3251, “Equity.” These pronouncements further aligned Canadian GAAP with US GAAP and require the following:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

•	Financial assets are classified as loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification is restricted to fixed maturity instruments that we intend and are able to hold to maturity. These investments are accounted for at amortized cost. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available for sale. These assets are recorded at fair value, with accumulated unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Accumulated Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains and losses are recognized in net income. Changes in fair value from reporting period to reporting period are recorded in “Other Comprehensive Income.”

•
Financial liabilities are classified as either held for trading or other. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost, with related gains and losses reported in net income.

•	Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives are recorded at fair value on the consolidated balance sheets.

As a result of adopting these standards, we classified our financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading.

•	Accounts receivable net of allowance for doubtful accounts are classified as receivables.

•	Investments held for self-insured liabilities are classified as financial assets available for sale.

•	Bank indebtedness, accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities.

•	Foreign currency exchange contracts are derivatives that are classified as held for trading. Our foreign currency forward contracts are not accounted for as hedges.

In accordance with the provisions of these new standards, accumulated other comprehensive income is included on our consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income includes, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations. On January 1, 2007, in accordance with transitional provisions, unrealized foreign currency translation gains and losses on self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive income. Prior periods presented were also restated to reflect this reclassification.

The impact of recording our investments held for self-insured liabilities at fair value on January 1, 2007, in accordance with transitional provisions was to increase other assets by approximately $493,000, increase opening accumulated other comprehensive income by approximately $481,000 (after-tax), and increase future income tax liabilities by $12,000. Accumulated other comprehensive income also decreased by the $24.8 million balance previously reported in our cumulative translation account. These transition adjustments did not affect net income or basic or diluted earnings per share. Prior period consolidated financial statements were not restated except for the presentation of the cumulative translation account.

Accounting Changes. CICA Handbook Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and the correction of errors. It includes the disclosure, on an interim and annual basis, of a description and the impact on our financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of this new section did not have an effect on our financial position or on the results of our operations.

Financial Instruments—Disclosures and Presentation. In November 2006, the CICA issued the new handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation,” effective for annual and interim periods beginning on or after October 1, 2007. These pronouncements further aligned Canadian GAAP with US GAAP. Early adoption of these recommendations is permitted. Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

addresses the classification of financial instruments between liabilities and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards is not expected to have a material effect on our financial position or on the results of our operations.

Capital Disclosures. In November 2006, the CICA released the new handbook Section 1535, “Capital,” effective for fiscal years beginning on or after October 1, 2007. This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard is not expected to have a material effect on our financial position or on the results of our operations.

International Financial Reporting Standards. The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards over a transition period that is expected to end in 2011. The impact of this transition on our consolidated financial statements has not yet been determined.

United States

Stock-based compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payment” (SFAS 123R), effective for the first interim or annual financial statements beginning on or after June 15, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in financial statements based on their fair values. We recognize share-based payments at fair value for options granted subsequent to January 1, 2002, using the Black-Scholes option-pricing model. We adopted SFAS 123R using the modified-prospective transition method. The adoption of this standard did not have an impact on our consolidated financial statements.

Uncertainty in Income Taxes. In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FAS Statement No. 109” (FIN 48), effective for fiscal years beginning on or after December 15, 2006. FIN 48 creates a single model for addressing the accounting for uncertainty in tax positions. It also clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in financial statements. In addition, this interpretation provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 as of January 1, 2007, as required. The adoption of this pronouncement did not have a material effect on our financial position or on the results of our operations.

Fair Value Measurements. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a framework for measuring fair value under US GAAP and requires additional disclosure. The statement defines a fair value hierarchy, with the highest priority being quoted prices in active markets. Under this statement, fair value measurements are disclosed by level within the hierarchy. This standard does not require any new fair value measurements. We are currently considering the impact of the adoption of this standard on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment to FASB Statement No. 115” (SFAS 159), effective for fiscal years beginning after November 15, 2007, although early adoption is permitted. SFAS 159 allows an entity to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. At each subsequent reporting period, unrealized gains and losses would be reported in earnings on items for which the fair value option has been elected. The adoption of this standard is not expected to have an effect on our financial position or on the results of our operations.

Business Combinations. In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, “Business Combinations” (SFAS 141R), effective for fiscal years beginning after December 15, 2008. This pronouncement changes the accounting for business combinations in a number of areas. It establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired. The statement also establishes disclosure requirements that will enable users of the financial statements to evaluate the nature and financial effects of the business combination. Although we are currently considering the impact of the adoption of this standard on our consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (SFAS 160), effective for fiscal years beginning after December 15, 2008. SFAS 160 changes the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, SFAS 160 establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. It also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of the adoption of this standard on our consolidated financial statements.

Materiality

We determine whether or not information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information were omitted or misstated.

Definition of Non-GAAP Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by Canadian GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. We believe that these are useful measures for providing investors with additional information to assist them in understanding components of our financial results.

Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations and Company. Gross margin is calculated as the difference of net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

Debt to Equity Ratio. As part of our overall assessment of our financial condition, we monitor our debt to equity ratio to ensure that it is maintained within our established range. Debt to equity ratio is calculated as long-term debt plus the current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders’ equity.

Return on Equity Ratio. As part of our overall assessment of value added for shareholders, we monitor our return on equity ratio. Return on equity is calculated as net income for the year divided by the average shareholders’ equity over each of the last four quarters.

Working Capital. We use working capital as a measure for assessing the overall liquidity of our Company. Working capital is calculated by subtracting current liabilities from current assets.

Current Ratio. We also use current ratio as a measure for assessing the overall liquidity of our Company. Current ratio is calculated by dividing current assets by current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

RISK FACTORS

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities

•	Fluctuations in interest rates or currency values

•	The effects of war or terrorist activities

•	The effects of disease or illness on local, national, or international economies

•	The effects of disruptions to public infrastructure such as transportation or communications

•	Disruptions in power or water supply

•	Industry or worldwide economic or political conditions

•	Regulatory or statutory developments

•	The effects of competition in the geographic or business areas in which we operate

•	The actions of management

•	Technological changes

Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on our forward-looking statements to make decisions with respect to Stantec. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf. Additional operating, market, and growth and acquisition integration risks are outlined below.

Operating Risks

Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks in carrying out the day-to-day activities of our operations. These risks include the following:

Adverse weather conditions and natural or other disasters may cause a delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

Our field activities are generally performed outdoors and may include professional surveying, resident engineering services, field data surveys and collection, archeology, plant start-up and testing, and plant operations. Certain weather conditions and natural or other disasters, such as fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of our field activities and may hinder the ability of our office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continued to be incurred. Adverse weather conditions or disasters may also delay or eliminate our initiation and/or completion of the various phases of work relating to other engineering services that commence concurrent with or subsequent to our field activities. Any delay in the completion of our field, office, and/or other activities may require us to incur additional costs attributable to overtime work necessary to meet our client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, our net revenue and profitability may be adversely affected.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making payments on a project to which we have devoted significant resources, it could have a material negative effect on our liquidity as well as on the results

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

of our operations. In addition, in our experience, clients who withhold payment are more likely to bring claims against us and have a higher tendency toward dissatisfaction with the services we provide.

The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

Our operations are subject to the risk of third-party claims in the normal course of business, some of which may be substantial. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. Any litigation resulting from our business operations could distract management’s attention from normal business operations, divert financial resources to the defense of such claims, or result in significant attorney fees and damage awards for which we may not be fully insured and which could harm our reputation. Any of these circumstances could adversely affect our profitability.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

As of December 31, 2007, our backlog was approximately $831 million. However, the revenue projected in our backlog may not be realized or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog. Backlog reductions can adversely affect the revenue and profit we actually receive from contracts reflected in our backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of our backlog and the revenue and profits we actually receive. Finally, poor project or contract performance could also impact our profits.

If we are unable to engage qualified subconsultants, we may lose projects, revenue, and clients.

We often contract with outside companies to perform designated portions of the services we provide to our clients. In 2007 subconsultant costs accounted for approximately 8.6% (2006 – 8.6%) of our gross revenue. If we are unable to engage qualified subconsultants, our ability to perform under some of our contracts may be impeded and the quality of our service may decline. As a consequence, we may lose projects, revenue, and clients.

We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

We conduct our business under various types of contractual arrangements, most of which are fee-for-service agreements. However, approximately 70% of the dollar value of our contracts in 2007 was based on a fixed-fee or time-and-materials contract with a ceiling on the maximum costs to the client. Under fixed-fee contracts, we perform services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, we are reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred subject, however, to a stated maximum dollar amount for the services to be provided. In both of these types of contracts, we agree to provide our services based on our estimate of the costs a particular project will involve. These estimates are established in part on cost and scheduling projections, which may prove to be inaccurate, or circumstances may arise, such as unanticipated technical problems, weaknesses in project management, difficulties in obtaining permits or approvals, changes in local laws, or delays beyond our ability to control, that may make our projections inaccurate. The underestimation of costs for these types of contracts may cause us to incur losses or result in a project not being as profitable as we expect. In addition, projects that are not completed on schedule further reduce profitability because our staff must continue to work on these projects longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.

 We derive our revenue almost exclusively from services performed by our employees. Consequently, one of the key drivers of our business is our ability to attract and retain qualified staff. However, we may not be able to attract and retain the desired number of qualified staff over the short or long term. There is significant competition for staff with the skills necessary for providing our services from major and boutique consulting, engineering, public agency, research, and other professional services firms. Our inability to attract and retain qualified staff could impede our ability to secure and complete engagements, in which event we may lose market share and our revenue and profits

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

could decline. In addition, if our employees were to leave our Company and become competitors of ours, we could lose other employees and some of our existing clients who have formed relationships with such former employees. We could also lose future clients to a former employee as a new competitor. In either event, we could lose clients and revenue, and our profitability could decline.

Reliance on key personnel who may be unable or unwilling to continue their employment may adversely impact our business.

Our operations are dependent on the abilities, experience, and efforts of senior management and other key personnel. If any of these individuals are unable or unwilling to continue their employment with us, and if we do not have a well-developed succession plan prior to their departure, our business, operations, and prospects may be materially adversely affected.

One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

Although we serve many diverse clients and are not dependent on any one client or group of clients to sustain our business, our reputation for delivering effective and efficient solutions for complex projects is one of our most valuable business development assets. The loss of this reputation due to client dissatisfaction represents a significant risk to our ability to win additional business both from existing clients and from those with whom we may have dealings in the future.

 Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatement in our financial statements and related public disclosures. Inadequate controls could also result in system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, fraud, or the inability to continue our business operations.

If fraud occurs and remains undetected, we may have a loss of assets or misstatement in our financial statements.

Fraud may occur and remain undetected, resulting in a loss of assets and/or misstatement in our financial statements and related public disclosures.

Our insurance may not cover all claims for which we may be liable, and expenses related to insurance coverage may adversely impact our profitability.

Although we believe that we have made adequate arrangements for insuring against potential liability claims, these arrangements may be insufficient to cover any particular risk. When it is determined that we have liability, we may not be covered by insurance, or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis, covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits, or covered by insurance but subject to a high deductible could result in a significant loss for us, which may reduce our profits and cash available for operations. Moreover, we may become subject to liability that cannot be insured against or against which we may choose not to insure because of high premium costs or for other reasons. Our expansion into new services or geographic areas could result in our failure to obtain coverage for these services or areas, or the coverage being offered may be at a higher cost than our current coverage. Due to the current insurance environment, we have experienced and may continue to experience an increase in our insurance premiums. We may not be able to pass these increases on to our clients in increased billing rates.

Interruption to our systems and network infrastructure could adversely impact our ability to operate.

We rely heavily on computer information, communications technology, and related systems in order to properly operate. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to improve the efficiency of and protect our systems, systems operation could be

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

interrupted or delayed. In addition, our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or similar events or disruptions.  Any of these or other events could cause system interruption, delays, and loss of critical data, could delay or prevent operations, and may adversely affect our operating results.

We may not be able to adequately protect our intellectual property, which could force us to take costly protective measures such as litigation.

To establish and protect our intellectual property rights, we rely on a combination of trademark and trade secret laws, along with licenses, exclusivity agreements, and other contractual covenants. However, the measures we take to protect our intellectual property rights may prove inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and the diversion of resources, may result in counterclaims or other claims against us, and could significantly harm the results of our operations.

Market Risks

We are also exposed to various market factors that can affect our performance. These risks include the following:

Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects.

Demand for the services we offer has been, and is expected to continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of both private and government entities to make expenditures may decline significantly, which would have a material adverse effect on our revenue and profitability. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we target.

A significant portion of our revenue is derived from clients in the real estate industry. Consequently, our business could suffer materially if there were a downturn in the real estate market.

In 2007, 29.8% (2006 – 34.5%) of our gross revenue was derived from services provided by our Urban Land practice area, the majority (about 85%) of which are related to residential and commercial real estate development projects. Consequently, reduced demand in the real estate market would likely have an adverse impact on our Urban Land practice area. The real estate market, and, therefore, our business, may be impacted by a number of factors, which may include the following:

▪	Changes in employment levels and other general economic conditions

▪	Changes in interest rates and in the availability, cost, and terms of financing

▪	The impact of present or future environmental, zoning, or other laws and regulations

▪	Changes in real estate tax rates and assessments and other operating expenses

▪	Changes in levels of government infrastructure spending and fiscal policies

▪	Natural or human-made disasters and other factors that are beyond our control

A significant decrease in the demand for our real estate-related services could have a material adverse effect on our overall business, including the results of our operations and liquidity.

The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

The markets we serve are highly competitive, and we have numerous competitors for the services we offer. The principal competitive factors include reputation, experience, breadth and quality of services, technical proficiency,

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

local offices, competitive total project fees, and service delivery. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors, and many of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small and midsize, privately held regional firms in the United States and Canada. Generally, competition places downward pressure on our contract prices and profit margins. However, such impact is difficult to quantify. Intense competition is expected to continue in these markets, presenting significant challenges to our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits. We may not be able to compete successfully with such competitors, and such competition could cause us to lose customers, increase expenditures, or reduce pricing, any of which could have a material adverse effect on our earnings and stock price.

If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

Our business strategy is to expand into new markets and enhance our position in existing markets through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute share ownership. We may also incur additional debt if we acquire another company, and this could increase our debt repayment obligations, which could have a negative impact on our future liquidity and profitability.

As mentioned previously, we currently have a $250 million credit facility. However, we have no assurance that debt financing will continue to be available from our current lenders or other financial institutions on similar terms.

We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

The demand for our services is related to the level of government funding that is allocated for rebuilding, improving, and expanding infrastructure systems. We derive a significant amount of our revenue from government or government-funded projects and expect to continue to do so in the future. Between 30 and 57% of our gross revenue during the years ended December 31, 2005, through December 31, 2007, was derived from government or government-funded projects. Significant changes in the level of government funding could have an unfavorable impact on our business, financial position, results of operations, and cash flows.

We believe that the success and further development of our business depends, in part, on the continued funding of these government programs and on our ability to participate in these programs. However, governments may not have available resources to fund these programs or may not fund these programs even if they have available financial resources. Some of these government contracts are subject to renewal or extensions annually, so we cannot be assured of our continued work under these contracts in the future. In addition, government agencies can terminate these contracts at their convenience. We may incur costs in connection with the termination of these contracts and suffer a loss of business. As well, contracts with government agencies are sometimes subject to substantial regulation and audit of the actual costs incurred. Consequently, there may be a downward adjustment to our revenue if accrued recoverable costs exceed actual recoverable costs.

Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in US dollars. For the purposes of financial reporting under Canadian GAAP measures, revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. We expect to continue to report our financial results in Canadian dollars in accordance with Canadian GAAP measures. Therefore, if the Canadian dollar were to strengthen relative to the US dollar and other currencies, the amount of net income from our non-Canadian-dollar-denominated business could decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

The value of the Canadian dollar relative to the US dollar is subject to volatility. For example, the average exchange rates for the years ended December 31, 2007; December 31, 2006; and December 31, 2005, for C$1.00 were US$0.93, US$0.88, and US$0.83, respectively. Furthermore, this volatility may continue in the future, and, as

MANAGEMENT’S DISCUSSION AND ANALYSIS
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discussed above, increases in the strength of the Canadian dollar relative to the US dollar may have a negative impact on the results of our operations.

From time to time, we enter into forward contracts to manage risk associated with net operating assets outside our US operations denominated in US dollars (other than with respect to net operating assets that are owned by US subsidiaries). These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when they occur. As a result, we may not benefit from any weakening of the Canadian dollar relative to the US dollar.

Our share price could be adversely affected if a large number of our common shares are offered for sale or sold.

There may be instances in which we negotiate an acquisition where the consideration for the purchase may include Stantec shares. In the event that the acquired entity’s shareholders subsequently decide to dispose of Stantec shares following the acquisition, there could be a large supply of our common shares on the market. If the supply of our common shares is significantly greater than the associated demand, the market price of our common shares may significantly decline and may not recover.

Our share price has historically been subject to volatility. As a result, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Our share price has experienced volatility in the past and will likely be volatile in the future. For example, the intraday high and low prices for our common shares on the TSX and New York Stock Exchange (NYSE) during the 52 weeks ended December 31, 2007, were C$39.31 and C$23.70, respectively, and US$39.64 and US$20.10, respectively.

The price of our common shares may fluctuate substantially in the future due to, among other things, the following factors: (1) the failure of our quarterly or annual operating results to meet expectations; (2) the reaction of markets and securities analysts to announcements and developments involving our Company; (3) adverse developments in the worldwide, Canadian, or US economy, the financial markets, or the engineering and consulting services market; (4) changes in interest rates; (5) announcements by key competitors; (6) additions or departures of key staff; (7) announcements of legal proceedings or regulatory matters; or (8) general volatility in the stock market.

In addition, the stock market has experienced volatility that has affected the market prices of the equity securities of many companies and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our common shares to fluctuate substantially.

Increasing awareness of environmental factors may result in the cancellation of major projects by key clients and thus adversely affect our profitability.

As part of increasing awareness of global climate change, some experts have suggested that companies involved in industries that impact the environment may be subject to litigation from governments, shareholders, or environmental activists. The cancellation of major projects due to environmental concerns or significant environmental litigation impacting key clients could affect our future results.

Growth and Acquisition Integration Risks

We are also exposed to factors arising from growth and acquisition activities that can affect our performance. These risks include the following:

If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.

We have grown rapidly in the last few years, and we intend to pursue further growth through acquisitions and internal hiring as part of our business strategy. However, there is a risk that we may not be able to manage our growth effectively and efficiently. Our inability to manage our growth could cause us to incur unforeseen costs, time delays, or other negative impacts, any of which could cause a decline in our revenue and profitability. Our rapid growth has presented, and will continue to present, numerous administrative and operational challenges, including the management of an expanding array of engineering and consulting services, the assimilation of financial reporting systems, increased pressure on our senior management, and increased demand on our systems and internal controls. Furthermore, as we expand our service offerings and geographic presence, we may not be able to maintain the current quality of our services.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

We may also encounter difficulties in integrating acquisitions that we do make. Acquired businesses may not be profitable, because we may not be successful in generating the same level of operating performance that an acquired company experienced prior to its acquisition. As well, we may not be able to maintain our reputation in an acquired company’s geographic area or service offerings, which may negatively impact our ability to attract and retain clients in those or other areas. Any of these integration issues could divert management’s attention from other business activities and impact our ability to grow our business effectively.

From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

Acquisitions may bring us into businesses that we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced. Consequently, we may depend in part on the knowledge and expertise of the professional service providers and management teams that we acquire in order to make these business opportunities profitable. New business opportunities frequently bring a learning curve that may require substantial management time, which may create a distraction from our day-to-day business operations. If these business opportunities do not perform as anticipated or are not profitable, our earnings during periods of greater learning may be materially adversely affected, and we may experience a partial or complete loss of our investment.

Goodwill and other intangible assets acquired as a result of our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings.

Goodwill and other intangible assets represent approximately 44.9% of our total assets. When we acquire a consulting business, a significant portion of the purchase price for the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price allocated to goodwill is determined by the excess of the purchase price paid by us to acquire the consulting business over the fair value of the net identifiable assets acquired. Canadian and US accounting rules require us to perform an annual impairment test of our goodwill and indefinite life intangible assets. A deterioration in the operating results of such acquired businesses or the failure of these businesses to meet our expectations may adversely affect the carrying value of our goodwill and other indefinite life intangible assets and could result in an impairment of the goodwill associated with such businesses. As part of our annual review of goodwill for impairment, we consider the actual performance of each of our reporting units compared to our expectations and update our future expectations for such reporting units. An impairment of goodwill would be recorded as a charge in our income statement, which could have a material effect on our earnings.

Stantec and an acquired entity may experience difficulties in integrating the acquired entity’s business into the existing operations of Stantec and so may not realize the anticipated benefits of the acquisition.

Our rationale for acquiring a firm is, in part, predicated on our ability to leverage the combined strengths of the two companies to increase our opportunities and grow our revenue. Integrating an acquired firm’s operations and staff into our own is a complex endeavor, and we may not be able to complete the process rapidly or without encountering difficulties. Successful integration requires, among other things, the assimilation of the firm’s professional services, sales and marketing operations, and information and software systems as well as the coordination of employee retention and hiring and training operations. The diversion of management’s attention to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s business and prevent it from realizing the anticipated improvement in professional service offerings, market penetration, and geographic presence that formed the foundation for the acquisition.

We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

We may not be able to locate suitable acquisitions or to consummate any such transactions on terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at prices or under terms that are less favorable than in the past. In addition, some of our competitors are much larger than us, have greater financial resources, and can better afford to pay a premium for potential acquisition candidates. If we are unable to effectively

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

compete for or locate suitable acquisitions, our business will not grow in the manner we expect, and we will have difficulty achieving our growth plan.

Uncertainties associated with an acquisition or merger or with Stantec as a new owner may cause an acquired entity to lose customers.

An acquired company’s customers may, in response to the announcement of the acquisition, delay or defer decisions concerning their use of the acquired company’s services because of uncertainties related to the consummation of the acquisition, including the possibility that the acquisition may not be completed if all the conditions of the transaction are not fulfilled. This circumstance could have an adverse effect on our revenue and profitability.

Uncertainties associated with an acquisition may cause a loss of employees.

The ability to attract and retain trained professionals is one of the key drivers of our business and results. Therefore, the success of an acquisition depends in part on our ability to retain key employees of the acquired firm. Competition for qualified staff can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the completion of the acquisition or integration or a desire not to remain with the combined company. Accordingly, we may be unable to retain key employees to the same extent that we were able to do so in the past.

Managing Our Risks

We mitigate our operating, market, and growth and acquisition integration risks through our business strategy and other measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. To help reduce our susceptibility to industry-specific and regional economic cycles and to take advantage of economies of scale in the highly fragmented professional services industry, we intend to continue to diversify our business both in terms of geographic presence and service offerings. From the beginning of 2002 to December 31, 2007, we have completed 35 acquisitions, and we expect to continue to pursue selective acquisitions of businesses that will enable us to enhance our market penetration and increase and diversify our revenue base. We also differentiate our Company from competitors by entering into a diverse range of contracts with a variety of fee amounts. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership, and opportunities for professional development and enhancement, along with compensation plans that we believe to be competitive, flexible, and designed to reward top performance. In 2007 we completed a number of activities, including the expansion of our Career Development Center with updated content and new in-house programs and training. Launched in 2005, the center is the on-line source for all our learning, coaching and mentoring, and professional and career development resources. It provides access to programs and material on topics such as employee orientation, people skills and leadership, project management, risk mitigation, business development, and financial management, among others. During 2007, we also introduced Ready. Set. Focus!, a revamp of our organization structure and leadership team designed to increase our senior leaders’ involvement with our clients and projects. As well, we continue to improve our project manager and leadership portal dashboard training programs. These programs are intended to make financially related information more visible in order to assist our operations leadership in improving performance and decision making. We recognize that through improved project management across our operations we will increase our ability to deliver projects on schedule and within budget.

Since our operations are dependent on the abilities and efforts of senior management and other key personnel, our Board of Directors and senior leaders are taking the necessary steps to develop and implement a formal plan of succession for management.

To mitigate the risk of fraud, we have various business conduct policies, including our Code of Ethics, Conflict of Interest, and Whistleblower policies. In addition, our Internal Audit team reviews opportunities and indicators for fraud as part of its control evaluation program.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

professional liability self-insured retentions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. In addition, we invest resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

To address the risk of being unsuccessful in integrating acquired companies, we have an acquisition and integration program managed by a dedicated acquisition team. The team supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems immediately following an acquisition. In addition, for each acquisition a senior regional or practice leader is appointed to support the integration process. We also have a coordinated integration plan that involves the implementation of our Company-wide information technology and financial management systems as well as provision of “back office” support services from our corporate and regional offices.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and chief financial officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2007, (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with generally accepted accounting principals. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and of the preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2007 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2007, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

CORPORATE GOVERNANCE

Disclosure Committee

In 2005 our Company established a Disclosure Committee consisting of a cross section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors

Stantec’s Board of Directors currently includes eight members, six of whom are independent under Canadian securities laws and under the rules of the SEC and the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfils its mandate by

•	Overseeing the Company’s strategic planning process

•	Satisfying itself as to the integrity of the CEO and other executive officers

•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public

•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks

•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management

•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2007 Stantec’s board included two committees—the Audit Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of unrelated, independent directors.

Audit Committee

The Audit Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, and accounting control policies. The committee met nine times in 2007. The chairman of the committee provides regular reports at the Company’s board meetings.

The board has determined that each of the Audit Committee’s members is financially literate and that all of the Audit Committee members are “financial experts” as such term is defined under the rules of the SEC and NYSE.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The Corporate Governance and Compensation Committee met two times in 2007. The chairman of the committee provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our web site (www.stantec.com) and in the Management Information Circular for our May 1, 2008, annual meeting of shareholders. In addition, the following documents are posted on our web site:

•	Code of Ethics

•	Corporate Governance Guidelines

•	Audit Committee Terms of Reference

•	Corporate Governance and Compensation Committee Terms of Reference

The above information is not and should not be deemed to be incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.

SUBSEQUENT EVENTS

Acquisitions
On January 2, 2008, we acquired R.D. Zande, which added approximately 285 staff to our Company. The acquisition of this firm strengthens our operations in the midwestern United States and increases the depth of our service offerings to public sector clients in the environment sector. R.D. Zande provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, we acquired Rochester Signal, Inc., which added approximately 25 staff. The acquisition of this firm supplements the transit-related services offered by our Rochester, New York, office. Rochester Signal, Inc. provides signal design, construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, we acquired SII Holdings, Inc. (Secor), adding approximately 700 staff. The acquisition of this firm significantly increases our environmental service offerings, particularly for clients in the private sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

R.D. Zande , Rochester Signal, Inc., and Secor were acquired for an aggregate cash consideration of $67.0 million and promissory notes of $10.7 million.

Revolving Credit Facility

On January 22, 2008, we reached an agreement to increase the limit of our existing revolving credit facility from $160 million to $250 million. Depending on the form under which the credit facility is accessed and on our debt to earnings ratio, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. The agreement also includes a provision for access to an additional $50 million under the same terms and conditions upon approval from our lenders. This financing provides us additional flexibility for continued growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC.